FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Wednesday, 6 February 2013, London, U.K.
Unaudited Preliminary Results Announcement for the year ended 31 December 2012

GSK delivers 2012 core EPS of 112.7p and returns £6.3 billion to shareholders

6 new drugs filed since start of 2012; Phase III data expected on 14 assets in 2013/14

Core results*
	2012			Q4 2012
	£m	CER%	£%	£m	CER%	£%
Turnover	26,431	(1)	(3)	6,802	-	(3)
Core operating profit	8,330	(3)	(5)	2,287	5	1
Core earnings per share	112.7p	-	(2)	32.6p	9	4

Total results
	2012			Q4 2012
	£m	CER%	£%	£m	CER%	£%
Turnover	26,431	(1)	(3)	6,802	-	(3)
Operating profit	7,392	(3)	(5)	1,940	7	3
Earnings per share	92.9p	(9)	(11)	17.8p	(24)	(29)

Summary

■	2012 Group sales broadly in-line with 2011 (CER)
	-	Group sales -1%; flat excluding disposals of OTC brands
-
Pharmaceuticals and Vaccines -2%; US -2% reflecting discontinuation of certain products, Europe -7% reflecting ongoing austerity measures, continued growth in EMAP +10%, Japan -6% (+5% excluding Cervarix)

	-	Consumer Healthcare +5% excluding divestments

■	Successful R&D delivery: 6 new drugs filed since start of 2012
	-	Filings: Relvar/Breo (asthma, COPD), Anoro (LAMA/LABA for COPD), trametinib (MEK) and dabrafenib (BRAF) (melanoma), dolutegravir (HIV), albiglutide (type-2 diabetes)
	-	Phase III data expected on 14 assets in 2013 and 2014, including 9 new drugs and vaccines

■	New measures to drive strategic alignment and improve long-term global competitiveness
	-	Expansion of new major change programme across manufacturing, Europe and R&D to deliver annual cost savings of at least £1 billion by 2016 with associated total charges of £1.5 billion
	-	Strategic options to maximise efficiency and future performance in Europe under evaluation
	-	Strategic review for Lucozade and Ribena brands to be initiated

■	Continued delivery of financial efficiencies, strong cash generation and returns to shareholders
	-	2012 core tax rate reduced to 24.4%; expect 24% in 2013.
	-	Adjusted net cash inflow from operating activities £7 billion
	-	£6.3 billion returned to shareholders; £2.5 billion of shares repurchased; 2012 dividend 74p (+6%)

■	EPS and turnover growth expected in 2013
	-	Expect core EPS growth of 3-4% CER (from IAS 19R adjusted 2012 EPS of 111.4p) with turnover growth of around 1% CER
	-	Continued dividend growth and targeting share buy-backs of £1-2 billion

The full results are presented under 'Income Statements' on page 28 and Core results reconciliations are presented on pages 43 to 46.
*   For explanations of the measures 'Core results' and 'CER', see page 26.

GSK's strategic priorities

We have focused our business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve our long term financial performance:

•	Grow a diversified global business
•	Deliver more products of value
•	Simplify the operating model

Chief Executive Officer's review

In 2012, despite a challenging operating environment, we have maintained core earnings per share on a CER basis, returned over £6.3 billion to shareholders and made outstanding progress to advance potential new medicines across multiple disease areas including respiratory, oncology, diabetes and HIV.

Effective cost control and delivery of financial efficiencies enabled the Group to deliver 2012 core EPS of 112.7p.  We also continued to deliver strong cash generation with adjusted net cash inflow from operating activities of £7 billion before legal settlements.  We ended the year with Group sales down 1%.  Excluding prior year comparisons related to OTC product disposals, sales were flat.

In emerging markets, the benefits of investments made to increase our exposure in both Pharmaceuticals and Consumer Healthcare are evident in our 2012 performance.  Total sales in emerging markets now account for 26% of our business and grew 10% during the year.  At the divisional level, Consumer Healthcare sales grew 5%, excluding divested OTC products.  Meanwhile in Pharmaceutical and Vaccines, sales in the US were down 2%, an improvement over 2011 when sales were down 5%.  In Japan, sales were down 6% but excluding sales of Cervarix were up 5%.

The clear adverse impact to performance in 2012 was weaker than expected sales from our European business (-7%).  The impact of negative pricing increased in the year and adversely impacted growth by approximately 6 percentage points.

In R&D, the Group made significant progress in 2012.  We currently have six key new products under regulatory review and expect phase III data on 14 assets in 2013/14.

Over the next three years, GSK has the potential to launch around 15 new products globally.  We are confident that we can sustain this level of productivity and that we can deliver our long-term goal of improving R&D returns to around 14%.

Allied to GSK's stronger, globally diversified sales base, this R&D output provides a clear platform for growth, with 2013 marking the start of what should be a series of growth years for GSK.

To maximise returns for the Group in this next period we continue to make changes to simplify our operating model and release resources.  Today, we are announcing an expansion of our new major change programme, the first phase of which was announced in the second quarter last year.  In total we expect the programme to deliver annual cost savings of at least £1 billion by 2016 with associated total charges of £1.5 billion.

This includes a series of technological advances and opportunities to eliminate complexities, which we believe can continue to transform our long-term cost competitiveness in both manufacturing and R&D.  Through this we are seeking to simplify our supply chain processes, shorten cycle times, lower inventory levels and reduce our carbon footprint.  We believe these approaches can firmly position GSK at the forefront of our industry.

In addition, given the sustained shift we have witnessed in the European reimbursement and pricing environment, we plan to initiate further restructuring of our European pharmaceuticals business to reduce costs, improve efficiencies and reallocate resources to support identified growth opportunities in these markets.

As we reduce our European cost base, we are also evaluating further strategic options to ensure we develop new capabilities and are able to maximise the value of our current and future portfolio in this region.  I expect us to make progress on this work during 2013.

This additional restructuring supports our strategy to change the shape of our business and deliver sustainable long-term growth.  In the short term, it will also help to offset some of the pressure we are seeing on our margin structure resulting from changes in our business mix.

With increasing pipeline sales contribution from the end of 2013, we remain confident that we can drive improvement in the core operating margin over the medium term.

I am delighted with the excellent progress our Consumer Healthcare business continues to make through increased focus around a core portfolio of healthcare brands and in emerging markets, where we are seeing very positive consumption trends and benefit from sales and distribution synergies with pharmaceuticals.  Investments to maximise returns in these markets continue.  Last year, we opened a new innovation centre in China; and most recently, we increased our shareholding in our Indian subsidiary.

In line with this strategic focus, we have decided to initiate a review evaluating all strategic options for the Lucozade and Ribena drinks brands, which are primarily marketed in established western markets.  These brands are iconic and the review will look at the best ways to ensure their continued growth.

We also continue to strengthen our core business through acquisitions and equity investments.  In 2012, we completed three significant transactions, with HGS, Shionogi and Theravance to increase our share of the economics on key future growth assets.

At the same time, we continue to deliver targeted divestments at the periphery of the Group, helping us to simplify our business and realise value for shareholders.  During the year, we completed the divestment of Vesicare, multiple non-core OTC brands and Australian pharmaceutical 'tail' products.

As we look ahead and given all the differing current dynamics for GSK, we have decided to provide investors with our expected sales and earnings performance this year.

We expect to deliver core EPS growth of 3-4% CER in 2013 and sales growth of around 1% CER.  Leverage will be generated through our ongoing financial efficiencies.  Sales growth is likely to be unevenly phased in the year, particularly in the first quarter, where sales are expected to decline due to year-on-year comparative factors.

We also expect to deliver further strong cash generation in 2013 and remain committed to using free cash flow to support increasing dividends, share repurchases or, where returns are more attractive, bolt-on acquisitions.  Based on current market conditions we are targeting share repurchases of £1-2 billion in 2013.

In closing, I would like to thank all our employees, partners and suppliers for their continued commitment and support in 2012.  We are more confident than ever that GSK is well placed to succeed in emerging and pro-innovation markets and that our R&D model is working.  This is creating clear, long-term capacity for GSK to deliver sustained innovation and benefit to patients, and sustained performance and returns to shareholders.

Sir Andrew Witty Chief Executive Officer

Video interviews with CEO Sir Andrew Witty and CFO Simon Dingemans, discussing today's results are available on www.gsk.com

All forward looking statements are based on 2012 restated numbers adjusted for IAS 19R, at CER and barring unforeseen circumstances.  See 'Cautionary statement regarding forward-looking statements' on page 26.

Group performance

Group turnover by division, geographic region and segment

Group turnover by division	2012		Q4 2012
	-----------------------------------		-----------------------------------
	£m	Growth CER%	£m	Growth CER%
	------------	------------	------------	------------
Pharmaceuticals	17,996	(2)	4,689	(1)
Vaccines	3,325	(2)	864	10
	------------	------------	------------	------------
Pharmaceuticals and Vaccines	21,321	(2)	5,553	-
Consumer Healthcare	5,110	-	1,249	-
	------------	------------	------------	------------
	26,431	(1)	6,802	-
	------------	------------	------------	------------

Group turnover by geographic region	2012		Q4 2012
	-----------------------------------		-----------------------------------
	£m	Growth CER%	£m	Growth CER%
	------------	------------	------------	------------
US	8,446	(4)	2,148	(4)
Europe	7,320	(7)	1,880	(6)
EMAP	6,780	10	1,776	14
Japan	2,225	(5)	560	(4)
Other	1,660	(3)	438	2
	------------	------------	------------	------------
	26,431	(1)	6,802	-
	------------	------------	------------	------------
Group turnover outside US and Europe	10,665	5	2,774	8
	------------	------------	------------	------------

Group turnover by segment		2012		Q4 2012
		-----------------------------------		-----------------------------------
		£m	Growth CER%	£m	Growth CER%
		------------	------------	------------	------------
Pharmaceuticals and Vaccines
-	US	7,000	(2)	1,766	(2)
-	Europe	5,001	(7)	1,311	(5)
-	EMAP	4,736	10	1,312	16
-	Japan	1,969	(6)	496	(4)
-	ViiV Healthcare	1,374	(10)	338	(14)
-	Other trading and unallocated pharmaceuticals	1,241	(3)	330	4
		------------	------------	------------	------------
Pharmaceuticals and Vaccines		21,321	(2)	5,553	-
Consumer Healthcare		5,110	-	1,249	-
		------------	------------	------------	------------
		26,431	(1)	6,802	-
		------------	------------	------------	------------

Turnover - 2012

Total Group turnover for 2012 was broadly in line with last year (down 1% to £26,431 million), with a 2% decline in Pharmaceuticals and Vaccines turnover partly offset by flat reported turnover in Consumer Healthcare.  Pharmaceuticals turnover was down 2%, primarily as a result of the increased pressure from austerity measures in Europe.  Vaccines turnover declined 2%, reflecting the impact of lower sales of Cervarix in Japan (2012: £132 million; 2011: £344 million) following the completion of the 2011 HPV vaccination catch-up programme.  Excluding Cervarix, Vaccines turnover increased 4%.  Reported Consumer Healthcare turnover was flat at £5,110 million, but excluding the non-core OTC brands divested in H1 2012, Consumer Healthcare turnover grew 5%.

US Pharmaceuticals and Vaccines turnover declined 2%.  Excluding the impact of Avandia, Pharmaceuticals and Vaccines sales were flat.  Pharmaceuticals turnover fell 2%, as sales declines for Avandia as well as a number of older products including Arixtra and Valtrex, were partly offset by an encouraging performance from new products, particularly in Oncology which grew 18%, a £65 million sales contribution from Benlysta and improved Respiratory sales, which grew 1%.  Turnover also benefited from the net effect of the incremental revenue from the conclusion of the Vesicare co-promotion agreement in Q1 2012.  Vaccines sales were flat as the growth in sales of Infanrix/Pediarix and Boostrix was offset by lower flu vaccines sales and adverse comparisons for Hepatitis vaccines and Rotarix, which benefited from significant CDC stockpile purchases in 2011.

Europe Pharmaceuticals and Vaccines turnover declined 7%, primarily driven by the impact of various ongoing government austerity measures including price cuts, parallel trade and generic substitution.  This decline resulted from adverse pricing effects of 6% and a 1% volume decline.  Pharmaceuticals sales declined 8% and Vaccines sales declined 4%.  Despite a slight reduction in the rate of decline in the fourth quarter, the underlying economic environment continued to be challenging.

EMAP Pharmaceuticals and Vaccines turnover increased 10% as strong growth in Latin America (up 11% to £1,257 million), China (up 17% to £759 million) and India (up 10% to £304 million) was partly offset by the effect of mandatory price reductions in a number of markets, including Turkey and Korea.  Pharmaceuticals turnover increased 8%, with improved momentum after a slow first quarter, as strong growth in Respiratory combined with good performances in a number of established brands and the newer Oncology portfolio.  The Vaccines business recorded a strong performance but with expected uneven delivery across the quarters, reflecting the phasing of tender sales and a particular concentration towards the end of the year.

Japan Pharmaceuticals and Vaccines turnover fell 6% reflecting an adverse comparison with strong Cervarix sales in 2011 despite a material contribution from the third phase of the programme benefiting Q1 2012.  The catch-up programme is now complete.  Excluding Cervarix, Japan Pharmaceuticals and Vaccines turnover increased 5%.  Pharmaceuticals turnover grew 3% with strong growth from the recently launched products, Lamictal, Avodart and Volibris, partly offset by the impact of the mandatory biennial price cuts, which impacted growth by approximately 4 percentage points, and increasing generic competition to Paxil.  The Respiratory portfolio grew 6%, driven by a strong performance from Xyzal, offsetting declines in Flixonase and Zyrtec.  Adoair (Seretide) grew 6% to £309 million.  In Vaccines, Rotarix, which launched in Q4 2011, contributed sales of £44 million.

ViiV Healthcare turnover declined by 10% primarily reflecting generic competition in the US to Combivir and Epivir offsetting growth generated by Epzicom and Selzentry.

Consumer Healthcare turnover, excluding the sales of the non-core OTC brands that were divested in H1 2012, increased 5% with relatively consistent performance over the quarters.  This reflected continued growth in Oral care, Nutrition and Wellness, partly offset by a small decline in Skin health.  On a regional basis, US sales grew 2% and Europe sales were flat, both impacted by continuing economic pressures and the drag from alli.  The Rest of World markets, particularly India, the Middle East and China, continued to make a strong contribution and grew 12%.  Reported turnover for Consumer Healthcare was flat at £5,110 million.

Turnover - Q4 2012

Total Group turnover for Q4 2012 was flat at £6,802 million.  Pharmaceuticals and Vaccines turnover was also flat in the quarter.  Pharmaceuticals turnover fell 1% with continued austerity pressures in European markets, generic competition to Paxil in Japan and weaker than expected stocking patterns in the US offsetting strong growth in EMAP.  The Vaccines business was up 10% to £864 million in the quarter, reflecting strong performances in EMAP, including delivery of substantial tender volumes, and the US.  Vaccines also continued to be impacted by declining Cervarix sales (down 53% to £44 million).  Excluding Cervarix, Vaccines sales increased 19%.  Reported Consumer Healthcare turnover was flat at £1,249 million, but excluding the non-core OTC brands that were divested in H1 2012, turnover increased 7%.

In the US, Pharmaceuticals and Vaccines turnover declined 2%, with Pharmaceuticals down 5% and Vaccines up 27%.  Pharmaceuticals turnover was impacted by the loss of sales of Vesicare following the conclusion of the co-promotion agreement in Q1 2012 and a further decline in Avandia sales.  Excluding these items, sales declined 1% with a strong performance from Oncology products, up 21% to £86 million and a £27 million sales contribution from Benlysta, offset by a 6% reduction in Respiratory sales.  The reported growth of Respiratory products was negatively impacted in the quarter by both refinements to previous accruals for returns and rebates and wholesaler/retailer stocking patterns, but estimated underlying growth for the key products Advair, Flovent and Ventolin continued to be positive.  During the quarter there were some adjustments, (both positive and negative) to previous accruals for returns and rebates that impacted reported growth for several other products.  Overall, the net effect of these adjustments combined with some unfavourable stocking patterns was not significant.  There was a strong contribution from Vaccines in the US with growth of 27%, primarily reflecting a strong performance from Infanrix/Pediarix (sales more than doubled to £69 million) which also benefited from a competitor supply issue.

Europe Pharmaceuticals and Vaccines continued to suffer from government austerity measures, although the impact was reduced this quarter as the phasing of some of these measures, including price cuts to Seretide and Vaccines products, started to annualise.  Price reductions of 5% combined with a flat volume led to a decline in Pharmaceuticals and Vaccines turnover of 5% to £1,311 million.  Pharmaceuticals turnover declined 5% to £1,045 million.  Vaccines sales were also down 5% to £266 million.

EMAP Pharmaceuticals and Vaccines sales rose 16% with growth generated across a number of markets, primarily Latin America (up 23% to £321 million), the Middle East and Africa (up 12% to £385 million) and China (up 14% to £210 million).  Pharmaceuticals grew 11%, primarily reflecting strong growth in Respiratory and CNS products, together with continued momentum in other established brands.  Vaccines grew 39%, primarily as a result of the delivery of expected tender shipments for Synflorix and Infanrix/Pediarix, particularly in the Middle East/Africa.

Japan Pharmaceuticals and Vaccines turnover fell 4% in the quarter reflecting an adverse comparison with strong Cervarix sales in Q4 2011 which benefited from the HPV vaccination catch-up programme.  Excluding Cervarix, Japan Pharmaceuticals and Vaccines turnover increased 4% in the quarter.  The Pharmaceuticals business grew 2% despite the impact of the mandatory biennial price cuts and increased generic competition to Paxil (down 28% to £47 million).  The Respiratory portfolio grew 10% to £170 million and there were strong contributions from a number of recently launched products, including Lamictal and Avodart.

ViiV Healthcare turnover declined by 14% primarily due to the continued effect of generic competition in the US to Combivir and Epivir, which more than offset growth of Epzicom and Selzentry.

Consumer Healthcare turnover, excluding the sales of the non-core OTC brands that were divested in H1 2012, increased by 7%.  This reflected relatively strong growth across all four categories: Oral care, Nutrition, Wellness and Skin health.  On a regional basis, ongoing growth was driven by the Rest of World markets (up 13%), particularly India, the Middle East and China.  Europe reported a 2% increase in sales in the face of continued economic pressures and the adverse impact of alli.  The US increased 6%, with organic growth improved by promotional phasing and retailer stock movements.  Reported Consumer Healthcare turnover was flat at £1,249 million.

Core operating profit and margin

Core operating profit	2012			Q4 2012
	-------------------------------------------------------			-------------------------------------------------------
	£m	% of turnover	Growth CER %	£m	% of turnover	Growth CER %
	------------	------------	------------	------------	------------	------------
Turnover	26,431	100	(1)	6,802	100	-

Cost of sales	(7,078)	(26.8)	1	(1,830)	(26.9)	-
Selling, general and administration	(7,855)	(29.7)	-	(1,927)	(28.3)	2
Research and development	(3,474)	(13.1)	(5)	(834)	(12.3)	(15)
Royalty income	306	1.1	-	76	1.1	(15)
	------------	------------	------------	------------	------------	------------
Core operating profit	8,330	31.5	(3)	2,287	33.6	5
	------------	------------	------------	------------	------------	------------

Core profit before tax	7,635		(4)	2,103		5
Core profit after tax	5,771		(2)	1,635		7
Core profit attributable to shareholders	5,536		(3)	1,577		6
Core earnings per share	112.7p		-	32.6p		9
	------------		------------	------------		------------

Core operating profit by division	2012			Q4 2012
	-------------------------------------------------------			-------------------------------------------------------
	£m	Margin %	Growth CER %	£m	Margin %	Growth CER %
	------------	------------	------------	------------	------------	------------
Pharmaceuticals	6,622	36.8	(6)	1,689	36.0	(6)
Vaccines	1,169	35.2	(1)	280	32.4	68
	------------	------------	------------	------------	------------	------------
Pharmaceuticals and Vaccines	7,791	36.5	(5)	1,969	35.5	-
Consumer Healthcare	938	18.4	(9)	237	19.0	(8)
	------------	------------	------------	------------	------------	------------
	8,729	33.0	(5)	2,206	32.4	(1)
Corporate & other unallocated costs	(399)		(32)	81		>(100)
	------------	------------	------------	------------	------------	------------
Core operating profit	8,330	31.5	(3)	2,287	33.6	5
	------------	------------	------------	------------	------------	------------

Core operating profit by segment		2012			Q4 2012
		-------------------------------------------------------			-------------------------------------------------------
		£m	Margin %	Growth CER %	£m	Margin %	Growth CER %
		------------	------------	------------	------------	------------	------------
Pharmaceuticals and Vaccines
-	USA	4,786	68.4	1	1,209	68.5	(2)
-	Europe	2,629	52.6	(11)	691	52.7	(9)
-	EMAP	1,564	33.0	9	483	36.8	17
-	Japan	1,179	59.9	(7)	302	60.9	4
-	ViiV Healthcare	849	61.8	-	180	53.3	(11)
-	Pharmaceutical R&D	(2,778)		(1)	(710)		(6)
-	Other trading and unallocated pharmaceuticals	(438)	(35.3)	75	(186)	(56.4)	9
		------------	------------	------------	------------	------------	------------
Pharmaceuticals and Vaccines		7,791	36.5	(5)	1,969	35.5	-
Consumer Healthcare		938	18.4	(9)	237	19.0	(8)
		------------	------------	------------	------------	------------	------------
		8,729	33.0	(5)	2,206	32.4	(1)
Corporate & other unallocated costs		(399)		(32)	81		>(100)
		------------	------------	------------	------------	------------	------------
Core operating profit		8,330	31.5	(3)	2,287	33.6	5
		------------	------------	------------	------------	------------	------------

Core operating profit - 2012
Core operating profit was £8,330 million, a 3% decrease in CER terms on a turnover decline of 1% CER.  The operating margin declined by 0.6 percentage points to 31.5% compared with the 12 months to December 2011 of which 0.3 percentage points was due to the expected impact of the HGS acquisition.  The remaining 0.3 percentage points arose from flat SG&A on lower turnover, partially mitigated by lower R&D expenditure.  Operating profit also benefited from a number of one-off items which were recognised in cost of sales, SG&A and R&D including favourable adjustments totalling £395 million related to the capping of future pensionable salary increases and a change in the basis of future discretionary pension increases from RPI to CPI in certain legacy plans.

Cost of sales increased to 26.8% of turnover (2011: 26.5%).  This primarily reflected the impact of lower sales, lower volumes and adverse regional and product mix partially offset by one-off royalty and pension adjustments and ongoing cost management.

SG&A costs as a percentage of sales were 29.7% compared with 29.1% in 2011 reflecting flat costs on a turnover decline of 1%.  Investments in growth businesses and new product launches as well as additional HGS costs were funded by ongoing cost management and one-off benefits.

R&D expenditure declined 5% to £3,474 million (13.1% of turnover) compared with £3,678 million in 2011 (13.4% of turnover).  Ongoing cost management, including one-off benefits, and some beneficial phasing effects, more than funded additional HGS costs.

Core operating profit - Q4 2012
Core operating profit was £2,287 million, a 5% increase in CER terms on flat turnover.  The operating margin increased by 1.2 percentage points to 33.6% compared with Q4 2011 despite the expected effect in the quarter of the HGS acquisition, which impacted the operating margin by 0.4 percentage points.  The increase in operating margin during the quarter primarily reflected the benefit of lower R&D expenditure, ongoing cost management and one-off benefits including pension savings of £290 million, which offset investments in growth products and new product launches.

Cost of sales was 26.9% of turnover compared with 26.9% in Q4 2011, reflecting lower volumes, adverse regional and product mix and the acquisition of HGS offset by ongoing cost management, including a number of one-off benefits.

SG&A costs as a percentage of sales were 28.3% compared with 27.7% in Q4 2011, as SG&A costs grew 2% on flat turnover.  Investments in growth businesses, HGS costs and new product launches were partially funded by ongoing cost management, as well as a number of one-off benefits.

R&D expenditure declined 15% to £834 million (12.3% of turnover) compared with £995 million in Q4 2011 (14.3% of turnover).  Ongoing cost management, including one-off benefits and some beneficial phasing effects more than funded additional HGS costs.

Restructuring programme
The Operational Excellence restructuring programme has delivered approximately £2.5 billion of annual savings and remains on track to deliver £2.8 billion of annual savings by 2014.  Costs of £169 million were charged in the quarter (Q4 2011: £200 million) and £392 million in the 12 months to December 2012 (2011: £590 million).  To date charges of £4.3 billion have been booked and a further £0.6 billion has yet to be booked, the majority of which will be booked in 2013.

In addition, restructuring charges of £165 million were booked in H2 2012 related to the acquisition of HGS, which was acquired on 3 August 2012.  Total restructuring charges related to HGS are expected to be £204 million, of which most is expected to be a cash cost.  The majority of the remaining HGS restructuring charges will be booked in 2013.

New major change programme
The existing Operational Excellence programme is coming to a close and will be supplemented by a new major change programme.  This will focus on opportunities to simplify our supply chain processes, as previously announced in Q2 2012 and on building the Group's capabilities in manufacturing and R&D, as well as restructuring in our European business.

This new programme is expected to cost £1.5 billion, of which the non-cash charge will be £350 million, and is expected to deliver annual pre-tax savings of at least £1.0 billion by 2016.  The majority of the charges are expected to be booked by the end of 2015.

Core net income and core earnings per share - 2012
Despite an increase in net debt of £5.0 billion in 2012, net finance expense for the year was broadly similar to 2011 at £724 million, reflecting the benefits of our strategy to improve the funding profile of the Group.  The target to reduce the average effective annual net funding ratio by approximately 200 basis points to around 6% in 2013 has been achieved one-year earlier than planned.

Net debt increased by £5.0 billion in the twelve months primarily due to payments of £1.9 billion to settle the Group's most significant ongoing US federal government investigations within existing provisions and the £2.0 billion cash cost of the acquisition of HGS.  The balance, as well as the Group's strong cash generation and the proceeds from the disposal of the Consumer Healthcare OTC brands enabled the financing of share repurchases of £2.5 billion and increased dividend payments of £3.8 billion.

Tax on core profit amounted to £1,864 million and represented an effective core tax rate of 24.4% (2011: 25.9%), meeting the target rate of 25% two years ahead of expectations.  GSK is now targeting a core tax rate of around 24% for the full year 2013.

Core EPS was 112.7p, flat in CER terms and down 2% at actual rates compared with 2011.

Core net income and core earnings per share - Q4 2012
Net finance expense was £194 million compared with £174 million in Q4 2011.  Net debt in the quarter increased by £170 million.  The Group's strong cash generation enabled the financing of share repurchases of £650 million and an increased dividend payment.

Tax on core profit amounted to £468 million and represented an effective core tax rate of 22.3% (Q4 2011: 24.2%).

Core EPS of 32.6p increased 9% in CER terms and 4% at actual rates.

Revision of IAS 19 'Employee benefits'
IAS 19 (Revised) will be implemented by GSK from 1 January 2013.  The main effect will be that the expected returns on pension scheme assets will no longer be recognised in the income statement.  Expected returns will be replaced by income calculated using the same discount rate as that used to measure the pension obligations.  This discount rate is based on market rates for high quality corporate bonds.  As a consequence, pension scheme costs will be higher under IAS 19 (Revised).  For 2013 reporting, the results for 2012 will be restated retrospectively, and the effect of the change, on 2012 results, would have been to reduce core operating profit for the year by approximately £92 million and core EPS by approximately 1.3p.  It is estimated that core operating profit in 2013 will be reduced by approximately £160 million and core EPS by approximately 2.5p by the change.

Outlook for 2013
In 2013, GSK expects core EPS growth of 3-4% CER with turnover growth of around 1% CER.  This will be calculated off an IAS 19 (Revised) base of 111.4p and includes the impact of IAS 19 (Revised) in 2013.

Currency impact
The 2012 results are based on average exchange rates, principally £1/$1.59, £1/€1.23 and £1/Yen 127.  Comparative exchange rates are given on page 40.  The period end exchange rates were £1/$1.63, £1/€1.23 and £1/Yen 141.

Core EPS for 2012 of 112.7p was flat in CER terms and down 2% at actual rates.  The currency impact reflected the strengthening of Sterling against the Euro and a number of international currencies, partially offset by the weakness of Sterling against the US Dollar and Japanese Yen.  In Q4 2012, core EPS of 32.6p increased 9% in CER terms and 4% at actual rates.

Average rates for January were £1/$1.61, £1/€1.20 and £1/Yen 143.  If exchange rates were to hold at these rates for the rest of 2013, the estimated adverse impact on 2013 sterling turnover would be around 1%, and if there were no further exchange gains or losses, the estimated adverse impact on 2013 sterling core EPS would be around 2%.

Core adjustments The adjustments that reconcile core operating profit, profit after tax and earnings per share to total results are as follows:

	2012			2011
	------------------------------------------------------------			------------------------------------------------------------
	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p
	------------	------------	------------	------------	------------	------------
Core results	8,330	5,771	112.7	8,803	6,007	115.5

Intangible asset amortisation	(477)	(332)	(6.8)	(441)	(304)	(6.0)
Intangible asset impairment	(693)	(497)	(7.3)	(109)	(68)	(1.4)
Major restructuring costs	(557)	(843)	(17.4)	(590)	(478)	(9.5)
Legal costs	(436)	(286)	(5.8)	(157)	(135)	(2.7)
Other operating income/asset disposals	1,254	964	18.2	301	436	8.7
Acquisition adjustments	(29)	(33)	(0.7)
	------------	------------	------------	------------	------------	------------
	(938)	(1,027)	(19.8)	(996)	(549)	(10.9)
	------------	------------	------------	------------	------------	------------
Total results	7,392	4,744	92.9	7,807	5,458	104.6
	------------	------------	------------	------------	------------	------------

	Q4 2012			Q4 2011
	------------------------------------------------------------			------------------------------------------------------------
	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p
	------------	------------	------------	------------	------------	------------
Core results	2,287	1,635	32.6	2,264	1,582	31.2

Intangible asset amortisation	(131)	(91)	(1.9)	(100)	(70)	(1.4)
Intangible asset impairment	(293)	(216)	(1.7)	(58)	(33)	(0.7)
Major restructuring costs	(245)	(597)	(12.3)	(200)	(155)	(3.1)
Legal costs	(91)	(94)	(1.9)	(76)	(66)	(1.3)
Other operating income/asset disposals	412	205	3.1	49	26	0.5
Acquisition adjustments	1	(3)	(0.1)
	------------	------------	------------	------------	------------	------------
	(347)	(796)	(14.8)	(385)	(298)	(6.0)
	------------	------------	------------	------------	------------	------------
Total results	1,940	839	17.8	1,879	1,284	25.2
	------------	------------	------------	------------	------------	------------

Full reconciliations between core results and total results are set out on pages 43 to 46 and the definition of core results is set out on page 26.

Total operating profit and total earnings per share - 2012
Total operating profit was £7,392 million compared with £7,807 million in 2011.  The non-core items totalled £938 million in the year (2011: £996 million).

The intangible asset amortisation of £477 million (2011: £441 million) included £39 million related to the amortisation of the Benlysta intangible asset acquired as part of the HGS acquisition.

Intangible asset impairment charges of £693 million (2011: £109 million) included the impairments of Horizant, alli and the ViiV Healthcare compound, lersivirine, totalling £491 million.

Major restructuring charges of £557 million (2011: £590 million) included £165 million related to the acquisition of HGS and other charges arising from the Operational Excellence programme.

Legal charges were £436 million (2011: £157 million).  Various Federal government investigations were resolved in Q2 2012 within the existing pre-tax provision and the after tax cost was approximately $150 million lower than provided.  As a result, a credit was recorded as a non-core tax charge in Q2 2012.  However, due to the evolving state litigation environment, GSK utilised the tax benefit arising in recording an offsetting additional pre-tax provision of approximately $180 million (equating to an after tax cost of $150 million) related to these matters.  This was recorded as a non-core legal charge in SG&A in Q2 2012.  The net effect of these movements on total earnings was neutral.  Other legal charges of £323 million principally related to provisions for existing product liability and anti-trust matters.

Other operating income of £1,254 million (2011: £301 million) included the profit on disposal of the non-core OTC brands of £559 million and the non-cash gains of £581 million arising on the settlement of pre-existing collaborations as part of the HGS and ViiV Healthcare/Shionogi joint venture acquisitions.

Acquisition accounting adjustments of £29 million (2011: £nil) relate to the acquisition of HGS.  All acquisition accounting related adjustments related to this acquisition will be reported as non-core items.

The charge for taxation on total profits amounted to £1,948 million and represented a total effective tax rate of 29.1% (2011: 29.1%), reflecting the differing tax effects of the various non-core items.  The largest single item arose from the centralisation of Pharmaceutical intellectual property and product inventory ownership in the UK.  See 'Taxation' on page 39.

Total EPS was 92.9p for the year, compared with 104.6p in 2011 and non-core items totalled 19.8p (2011: 10.9p).  Non-core items included a tax charge of £420 million (8.6p) arising from the centralisation of Pharmaceutical intellectual property and product inventory ownership into the UK.  Transactions completed in 2012 resulted in a number of significant non-cash accounting entries.  However these largely offset each other.

Total operating profit and total earnings per share - Q4 2012
Total operating profit was £1,940 million compared with £1,879 million in Q4 2011.  The non-core items totalled £347 million in the quarter (Q4 2011: £385 million).

The intangible asset amortisation of £131 million (Q4 2011: £100 million) included £23 million related to the amortisation of the Benlysta intangible asset acquired as part of the HGS acquisition.

Intangible asset impairment charges of £293 million (Q4 2011: £58 million) included £255 million related to the impairment of the ViiV Healthcare compound, lersivirine.

Major restructuring charges of £245 million (Q4 2011: £200 million) included £76 million related to the acquisition of HGS and other charges arising from the Operational Excellence programme.

Legal charges of £91 million (Q4 2011: £76 million), principally related to refinements to provisions for existing product liability and anti-trust matters.

Other operating income of £412 million (Q4 2011: £49 million) included a non-cash gain of £348 million arising on the settlement of pre-existing collaborations on the acquisition of the remaining 50% of the ViiV Healthcare/Shionogi joint venture in the quarter.

The charge for taxation on total profits amounted to £912 million (Q4 2011: £417 million) reflected the differing tax effects of the various non-core items including the centralisation of Pharmaceutical intellectual property and product inventory ownership in the UK.  See 'Taxation' on page 39.

Total EPS was 17.8p for the quarter, compared with 25.2p in Q4 2011 and non-core items totalled 14.8p (Q4 2011: 6.0p).  Included within the non-core items is a tax charge of £420 million (8.6p) arising from centralisation of the Pharmaceutical intellectual property and product inventory ownership into the UK.

Cash generation and conversion

Cash flow and net debt

	2012	2011	Q4 2012
	------------	------------	------------
Net cash inflow from operating activities (£m)	4,375	6,250	1,914
Adjusted net cash inflow from operating activities* (£m)	6,985	7,716	2,050
Free cash flow* (£m)	2,049	4,141	1,046
Adjusted free cash flow* (£m)	4,659	5,607	1,182
Free cash flow growth (%)	(51)%	(8)%	(23)%
Free cash flow conversion* (%)	96%	104%	123%
Net debt (£m)	14,037	9,003	14,037
	------------	------------	------------

* Adjusted net cash inflow from operating activities, free cash flow, adjusted free cash flow and free cash flow conversion are defined on page 26.

The net cash inflow from operating activities for the year was £4,375 million (2011: £6,250 million).  Excluding legal settlements of £2,610 million (2011: £1,466 million), the adjusted net cash inflow from operating activities was £6,985 million (2011: 7,716 million), a 9% decrease in sterling terms over 2011.  This primarily reflected impact of a reduced operating profit and the phasing of tax payments and capital expenditure.

The legal settlements of £2,610 million include the previously announced payments to the US Government of £1.9 billion ($3 billion) in settlement of certain investigations.

Free cash flow was £2,049 million.  Excluding legal settlements, adjusted free cash flow for the year was £4,659 million (2011: £5,607 million), the decline largely reflecting the impact of a reduced operating profit, phasing of tax payments and an increase in capital expenditure.  These factors also affected free cash flow conversion although the ratio was also impacted by the benefit of non-cash gains during the year.

The adjusted free cash flow, together with proceeds of £904 million from the disposal of the non-core OTC brands, amounted to £5,563 million and enabled the Group to pay dividends to shareholders of £3.8 billion, and spend £2.5 billion on repurchasing shares.

At 31 December 2012, net debt was £14.0 billion, compared with £9.0 billion at 31 December 2011, comprising gross debt of £18.3 billion and cash and liquid investments of £4.3 billion.  The expected increase in net debt reflected the acquisition of HGS for £2,031 million, net of cash acquired, together with legal settlements in the year.  At 31 December 2012, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £3,631 million with loans of £970 million repayable in the subsequent year.

In the quarter, net cash inflow from operating activities was £1,914 million, and adjusted net cash inflow from operating activities (excluding legal settlements), was £2,050 million, down 13% in sterling terms, primarily impacted by the timing of tax payments and higher capital expenditure.  After paying dividends to shareholders and non-controlling interests of £833 million and making share repurchases of £650 million, net debt increased by £170 million.

Working capital

	31December 2012	30 September 2012	30 June 2012	31 March 2012	31 December 2011 (restated)
	------------	------------	------------	------------	------------
Working capital conversion cycle* (days)	194	213	212	215	202
Working capital percentage of turnover (%)	21	23	22	22	21
	------------	------------	------------	------------	------------

* Working capital conversion cycle is defined on page 26.

Working capital reduced by £397 million in 2012 compared with a reduction of £477 million in 2011.  In the year, the working capital conversion cycle decreased by eight days to 194 days, reflecting improvements in conversion for receivables, payables and inventory.  This was partly offset by the acquisition of HGS, which added three days to the conversion cycle.

Returns to shareholders

GSK's commitment is to use free cash flow to support increasing dividends, undertake share repurchases or, where returns are more attractive, reinvest in the business, including bolt-on acquisitions.

Quarterly dividends
The Board has declared a fourth interim dividend of 22 pence per share (Q4 2011: 21 pence per share).  This brings the total ordinary dividend for the year to 74 pence per share (2011: 70 pence).

Payment of dividends
The equivalent interim dividend receivable by ADR holders is 68.9480 cents per ADS based on an exchange rate of £1/$1.5670.  The ex-dividend date will be 20 February, with a record date of 22 February and a payment date of 11 April 2013.

	Paid/ payable	Pence per share	£m
	------------	------------	------------
2012
First interim	5 July 2012	17	846
Second interim	4 October 2012	17	830
Third interim	3 January 2013	18	870
Fourth interim	11 April 2013	22	1,062
		------------	------------
		74	3,608
		------------	------------
2011
First interim	7 July 2011	16	814
Second interim	6 October 2011	16	809
Third interim	5 January 2012	17	847
Fourth interim	12 April 2012	21	1,043
		------------	------------
		70	3,513
Supplemental	12 April 2012	5	248
		------------	------------
		75	3,761
		------------	------------

Share repurchases
During the year, GSK repurchased 174.5 million shares (£2,493 million).  GSK intends to make total repurchases of £1-2 billion during 2013 where this use of funds delivers an attractive return.  The company issued 28.1 million shares under employee share schemes amounting to £356 million (2011: £250 million).

The weighted average number of shares for 2012 was 4,912 million, compared with 5,028 million in 2011.

The weighted average number of shares for Q4 2012 was 4,843 million, compared with 4,962 million in Q4 2011.

Divisional performance

Pharmaceutical sales summary

	2012		Q4 2012
	------------------------------------		------------------------------------
	£m	CER%	£m	CER%
	------------	------------	------------	------------
Respiratory	7,291	1	1,903	(1)
Anti-virals	753	(11)	203	3
Central nervous system	1,670	(2)	423	(2)
Cardiovascular and urogenital	2,431	-	571	(10)
Metabolic	171	(47)	48	(45)
Anti-bacterials	1,247	(7)	337	(2)
Oncology and emesis	798	19	219	26
Dermatology	850	(2)	226	5
Rare diseases	495	8	142	17
Immuno-inflammation	70	>100	29	>100
ViiV Healthcare (HIV)	1,374	(10)	338	(14)
Other	846	(6)	250	6
	------------	------------	------------	------------
	17,996	(2)	4,689	(1)
	------------	------------	------------	------------

Respiratory

2012 (£7,291 million; +1%)
Respiratory sales increased 1%, with growth in the US, EMAP and Japan offset by a decline in Europe.  Total sales of Seretide/Advair grew 1% to £5,046 million, Ventolin sales increased 6% to £631 million while Flixotide/Flovent sales fell 4% to £779 million.  Xyzal sales, almost exclusively made in Japan, doubled to £129 million.

In the US, sales of Advair were £2,533 million, up 1% compared with 2% estimated underlying growth for the year (5% volume decline more than offset by a 7% positive impact of price and mix).  Flovent sales declined 1% to £448 million, compared with estimated underlying growth of 3% (4% volume increase partly offset by a 1% negative impact of price and mix).  Ventolin grew 14% to £277 million, while estimated underlying growth was 11%, driven mostly by volume.

European Respiratory sales were down 5% reflecting the impact of ongoing austerity measures.  Over the whole year, Seretide sales were down 4% to £1,447 million, as price cuts more than offset volume growth of approximately 2%.

In EMAP, Respiratory sales grew 13%, with growth across most products in the portfolio.  Seretide grew 12% to £417 million with strong growth in China and Latin America offsetting the impact of some price reductions, principally in Turkey.  Ventolin sales increased 10% to £171 million.

Q4 2012 (£1,903 million; -1%)
Respiratory sales in the quarter fell 1% to £1,903 million, as declines in the US and Europe offset growth in EMAP and Japan.  Seretide/Advair sales declined 1% to £1,309 million and Flixotide/Flovent sales fell 10% to £206 million, but Xyzal sales grew 68% to £36 million.  Ventolin sales grew 5% to £177 million.

In the US, as the clear market leaders in their respective categories, Advair (ICS/LABA combination) and Flovent (single agent ICS) have both benefited from overall prescription volume growth in the controller market (LABA, ICS and anti-cholinergic products) which grew 3% in the quarter.  The underlying growth for key respiratory products Advair, Flovent and Ventolin continued to be positive; however, reported growth for all three products was significantly negatively impacted in the quarter by both adjustments to previous accruals for returns and rebates and wholesaler/retailer stocking patterns.  Reported sales of Advair fell 6% to £635 million.  On an underlying basis, sales for the quarter grew approximately 4% (3% volume decline offset by a 7% positive impact of price and mix).  (All market growth and share data based on weekly IMS Health data).

In the US, Flovent declined 13% to £116 million with an estimated underlying growth of 7% (2% volume increase and a 5% positive impact of price and mix).  Ventolin reported sales in the US grew 10% to £79 million, with estimated underlying growth of approximately 20% (11% volume increase plus 9% positive impact of price and mix).

European Respiratory sales were down 3% reflecting the impact of ongoing austerity measures.  Seretide sales were down 1% to £374 million, as price cuts more than offset volume growth of approximately 3%.

Respiratory sales in EMAP grew 16%.  Seretide grew 18% to £118 million with strong growth in China, Saudi Arabia and Latin America and Ventolin sales increased 9% to £47 million.

Anti-virals

2012 (£753 million; -11%)
The 11% decline in Anti-virals sales largely resulted from generic competition to Valtrex, which was down 25% to £252 million.

Q4 2012 (£203 million; +3%)
Valtrex sales declined 3% to £71 million, as a favourable adjustment to previous accruals for returns and rebates in the US, was offset by the effects of generic competition in Europe and price cuts in Japan.

Central nervous system

2012 (£1,670 million; -2%)
Declines in Seroxat/Paxil sales of 14% to £374 million and Requip sales of 22% to £164 million, primarily as a result of generic competition, were only partially offset by the 14% growth of Lamictal to £610 million.

In the US, the Lamictal franchise increased 18% to £332 million as strong growth of Lamictal XR, approximately 45% of the US franchise, more than offset the impact of generic competition to the immediate release (twice a day) formulation.  Generic competition to Lamictal XR is now expected to start in the first quarter of 2013.  In Japan, sales of Lamictal IR grew 88% to £78 million, in part due to sales for the recently launched bipolar indication.

Q4 2012 (£423 million; -2%)
The 2% decline in CNS sales was primarily attributed to declines in Seroxat/Paxil, particularly in Japan, and Requip, impacted by both generic competition and price cuts, offsetting the 18% increase in sales of Lamictal.

Cardiovascular and urogenital

2012 (£2,431 million; flat)
Sales in the category were flat as the net benefit of the conclusion of the Vesicare co-promotion agreement combined with growth in sales of Avodart and Lovaza were offset by the impact of generic competition to Arixtra and Coreg.

The Avodart franchise grew 7% to £790 million with growth driven by strong contributions from the recent launches of the combination product Duodart/Jalyn in Europe and of Avodart in Japan.  In the US, the decline in Avodart sales, in part due to the impact of labelling changes implemented in 2011 and the availability of a generic competitor in the same class, was partially offset by growth in Jalyn, and combined sales fell 5%.

Lovaza grew 5% to £607 million primarily reflecting the benefit of improved pricing.  Lovaza continues to hold broadly flat market share in a market which has declined approximately 7% compared with 2011, as economic pressures have resulted in fewer doctor visits and reduced testing for asymptomatic conditions such as very high triglycerides.

Q4 2012 (£571 million; -10%)
The 10% sales decline primarily reflected the loss of sales of Vesicare following the conclusion of the co-promotion agreement in Q1 2012.  Lovaza sales fell 6% in the quarter reflecting the negative impacts of both adjustments to previous accruals for returns and rebates and wholesaler/retailer stocking patterns.  Coreg sales declined 22% primarily as a result of generic competition.

Metabolic

2012 (£171 million; -47%)
The decline in Metabolic product sales continued to reflect the loss of sales of Avandia, and the impact of declining sales of Bonviva in Europe following the change in the deal structure.

Q4 2012 (£48 million; -45%)
The decline in Metabolic product sales continued to reflect the loss of sales of Avandia, and the impact of declining sales of Bonviva in Europe following the change in the deal structure.

Anti-bacterials

2012 (£1,247 million; -7%)
Anti-bacterials sales grew 5% in EMAP, primarily from Augmentin, but this was more than offset by the impact of austerity measures in Europe, which encouraged pharmacy-level generic substitution, and generic competition in both Europe and the US.

Q4 2012 (£337 million; -2%)
Anti-bacterial sales growth in EMAP of 3% was offset by the impact of austerity measures in Europe and generic competition in both Europe and the US.

Oncology and emesis

2012 (£798 million; +19%)
Three new products, Votrient (up 88% to £183 million), Promacta (up 76% to £130 million) and Arzerra (up 36% to £60 million) all continued to grow strongly in the US, Europe and EMAP.  Tykerb/Tyverb also grew (up 6% to £239 million), with growth in the US, EMAP and Japan offsetting a small decline in Europe.  Both Hycamtin in Europe and Argatroban in the US were adversely affected by generic competition.

In the US, Votrient (up 59% to £91 million) benefited from the launch of a new indication for use in advanced soft-tissue sarcoma.  Sales of Promacta grew 66% to £54 million, reflecting the continued effect of longer-term use data that was added to the label in 2011.

Q4 2012 (£219 million; +26%)
Growth in the category in the quarter was driven by new products Votrient (more than doubling to £62 million), Promacta (up 67% to £38 million) and Arzerra (up 17% to £14 million).  Argatroban sales fell 45% to £11 million as a result of generic competition in the US.

Dermatology

2012 (£850 million; -2%)
Sales declined 2% to £850 million, primarily as a result of the decline in the US (down 14% to £228 million) which suffered from the impact of generic competition to Evoclin, Extina and Duac.  European sales (up 5% to £156 million) benefited from the acquisition of Toctino in the second half of the year.  EMAP sales grew 7% to £388 million, reflecting strong growth in the promoted brands of Dermovate and Bactroban.

Q4 2012 (£226 million; +5%)
Sales were up 5% in the quarter as growth in EMAP (up 13% to £104 million), together with the benefit of the acquisition of Toctino in Europe, was only partially offset by a decline in the US (down 5% to £61 million).  EMAP performance continued to be impacted by ongoing supply issues, which are now close to resolution.  Supply of a generic version of Bactroban cream started in the US in January 2013.

Rare diseases

2012 (£495 million; +8%)
Volibris grew 35% to £127 million, led by a strong performance in Japan.  Mepron sales increased 26% to £93 million primarily as a result of a favourable adjustment to US accruals for returns and rebates recorded in the fourth quarter.  Flolan sales fell 25% to £135 million, largely as a result of the biennial price reduction in Japan and generic competition in Europe.

Q4 2012 (£142 million; +17%)
Mepron sales increased 60% to £31 million in the quarter primarily due to a favourable adjustment to US accruals for returns and rebates and Volibris sales grew 29% to £35 million, while Flolan sales declined 20% to £34 million.

Immuno-inflammation

2012 (£70 million; +>100%)
Reported Benlysta turnover was £70 million, of which £65 million arose in the US.  Total in-market sales of Benlysta in the US for the year were £96 million.

Q4 2012 (£29 million; +>100%)
Reported Benlysta turnover was £29 million in the quarter, representing £27 million of sales in the US and £2 million of sales in Europe.

ViiV Healthcare (HIV)

2012 (£1,374 million; -10%)
ViiV Healthcare sales declined by 10%, with the US down 22%, Europe down 3%, and EMAP up 3%.  Sales growth in Epzicom/Kivexa (up 10% to £665 million) and Selzentry (up 20% to £128 million) were more than offset by a 30% decline in the mature portfolio, primarily as a result of generic competition in the US to Combivir and Epivir.

Q4 2012 (£338 million; -14%)
Sales in the quarter fell 14%, with the US down 25%, Europe down 2% and EMAP down 17%.  Epzicom grew 1% to £166 million and Selzentry grew 21% to £38 million, but the mature portfolio declined 33%.

Vaccines sales

	2012		Q4 2012
	------------------------------------		------------------------------------
	£m	CER%	£m	CER%
	------------	------------	------------	------------
Total Vaccines sales	3,325	(2)	864	10
	------------	------------	------------	------------

2012 (£3,325 million; -2%)
Performance of the Vaccines business improved towards the end of the year, with a significant increase in tender sales in Q4.  The 2% overall decline in sales was primarily attributable to the adverse comparison with strong Cervarix sales in 2011, which benefited from the HPV vaccination catch-up programme in Japan, now complete.  Cervarix sales declined 46% to £270 million.  Excluding Cervarix, Vaccines sales increased by 4%.

Infanrix/Pediarix sales increased 17% to £775 million, primarily reflecting strong tender orders in EMAP and growth in the US, which benefited from a competitor supply shortage.

Rotarix sales grew 21% to £360 million, with strong sales growth throughout EMAP as well as initial launch sales in Japan.  In the US, despite market share gains, sales declined 11%, primarily due to a comparison with a very strong 2011, when sales benefited from a large CDC stockpile purchase.

Synflorix sales increased 17% to £385 million, largely reflecting continued strong growth in EMAP.

Boostrix sales increased 25% to £238 million, largely driven by the US where the product continues to benefit from the expanded indication for use in adults of 65 and older.

Sales of hepatitis vaccines fell 5% to £646 million as declines in mature markets, partly the result of reduced government funding, offset growth in EMAP of 21%.

Fluarix/Flulaval sales were down 11% to £200 million, primarily the result of a 35% decline in the US, which reflected a reduction in the number of doses sold (approximately 21 million doses) compared with 2011 (approximately 34 million doses).  Sales grew 15% in Europe and 35% in EMAP.

The previously announced Japanese Vaccines joint venture between GSK and Daiichi Sankyo Co., Ltd started operations on 2 July.  The JV holds the development and commercial rights for existing preventative vaccines from both parent companies.  GSK sells vaccines into the JV at an agreed upon price, and this is reflected in turnover in the second half of 2012, which was reduced by approximately £12 million by the change in structure.  Both companies have an equal stake in the joint venture and share the profits equally.

Q4 2012 (£864 million; +10%)
Vaccines sales grew 10% in the quarter as strong growth in Infanrix/Pediarix and Rotarix more than offset the adverse comparison with 2011 on Cervarix in Japan.

Infanrix/Pediarix sales increased 34% to £235 million, with growth in the US and EMAP offsetting a small decline in Europe.  Synflorix sales increased 64% to £105 million, largely reflecting tender phasing in EMAP.  Hepatitis vaccines sales grew 1% and Rotarix grew 23%, led by EMAP and Japan.  Boostrix sales grew 22%, largely driven by a strong US performance, which continues to benefit from the expanded indication for use in adults of 65 and older.

Sales from new pharmaceutical and vaccine launches

	2012		Q4 2012
	------------------------------------		------------------------------------
	£m	CER%	£m	CER%
	------------	------------	------------	------------
Arzerra	60	36	14	17
Benlysta	70	>100	29	>100
Duodart/Jalyn	157	57	44	39
Lamictal XR	148	34	38	19
Nimenrix	1	-	-	-
Potiga/Trobalt	7	>100	3	-
Prolia	26	>100	9	>100
Promacta	130	76	38	67
Requip XL	89	(32)	18	(39)
Synflorix	385	17	105	64
Treximet	49	(14)	11	(20)
Volibris	127	35	35	29
Votrient	183	88	62	>100
Dermatology	7	(15)	2	9
	------------	------------	------------	------------
	1,439	34	408	49
	------------	------------	------------	------------

New products are those launched in the last five years (2008 to 2012 inclusive).  Total sales of new products were £1,439 million, grew 34% in the year and represented 7% of Pharmaceuticals and Vaccines turnover.

Nimenrix was approved by the European Medicines Agency in April 2012 for active immunization against invasive meningococcal disease caused by Neisseria meningitides serogroups A,C, W-135 and Y.  Launches are now underway in several countries throughout Europe including the UK, Germany and the Netherlands.

MenHibrix, a combination vaccine to help prevent meningococcal serogroups C and Y and Hib disease, was approved by the FDA in June 2012.  In October 2012, the Advisory Committee on Immunization Practices of the Centers for Disease Control and Prevention voted for a limited recommendation for immunisation of infants at an increased risk for meningococcal disease.  The product is not yet available.

Fluarix Quadrivalent, the first four-strain intramuscular influenza vaccine to help prevent disease caused by seasonal influenza, was approved by the FDA in December 2012 for use in adults and children (three years and older).  Launch of Fluarix Quadrivalent is expected in time for the 2013/14 influenza season.

Consumer Healthcare

	2012			Q4 2012
	------------------------------------------------------------------------			------------------------------------------------------------------------
Turnover			Growth excluding non-core OTC products			Growth excluding non-core OTC products
	£m	CER%	CER%	£m	CER%	CER%
	------------	------------	------------	------------	------------	------------
Total wellness	2,008	(10)	2	504	(12)	5
Oral care	1,797	8	8	445	10	10
Nutrition	1,050	8	8	235	9	9
Skin health	255	(1)	(1)	65	5	5
	------------	------------	------------	------------	------------	------------
Total	5,110	-	5	1,249	-	7
	------------	------------	------------	------------	------------	------------

	2012			Q4 2012
	------------------------------------------------------------------------			------------------------------------------------------------------------
Turnover			Growth excluding non-core OTC products			Growth excluding non-core OTC products
	£m	CER%	CER%	£m	CER%	CER%
	------------	------------	------------	------------	------------	------------
USA	926	(9)	2	250	(4)	6
Europe	1,796	(6)	-	440	(8)	2
Rest of World	2,388	9	12	559	9	13
	------------	------------	------------	------------	------------	------------
Total	5,110	-	5	1,249	-	7
	------------	------------	------------	------------	------------	------------

2012 (£5,110 million; flat)
Consumer Healthcare turnover was flat for the year.  Excluding the non-core OTC brands that were divested in H1 2012, turnover increased by 5%, reflecting strong growth in Rest of the World markets (approximately 47% of 2012 sales) of 12%, while the US, excluding the non-core OTC brands, grew 2% for the year and Europe was flat.

Wellness sales were down 10% to £2,008 million, but excluding the non-core OTC brands that were divested in H1 2012, the category delivered 2% growth despite a number of supply interruptions.  Gastro-intestinal health, including Tums and Eno, led category growth at 11%.  Pain Management, including Panadol, also registered strong growth of 8% driven by growth in emerging markets.  The Smoking reduction and cessation & Respiratory health categories both delivered 4% growth.

Oral care sales grew 8% to £1,797 million.  The Sensodyne Sensitivity & Acid Erosion was the strongest performing brand, with sales up 15% to £706 million.  Strong results from Denture care products also helped to offset a 2% decline in Aquafresh sales.

Nutrition sales grew 8%.  Family nutrition (Horlicks) grew 14% due to strong growth in India.  The Maxinutrition adult nutrition business delivered 21% sales growth for the year.  Strong emerging market growth of Lucozade offset declines in Europe.

Skin health sales declined 1% to £255 million.  Strong Bactroban growth in China and solid results in Lip care (including Abreva) were offset by a decline in sales of Hinds in Mexico.

Growth in Rest of World markets of 12% excluding the non-core OTC products was broadly based with strong growth across most categories.  In Europe overall growth in Oral care and Wellness brands was almost entirely offset by the loss of alli sales due to a supply issue.  In the US growth in Oral care, Gastro-intestinal health, and Smoking reduction & cessation brands was also significantly offset by a decline in alli sales as a result of the supply interruption that was not resolved in the region until late in Q3 2012.

Q4 2012 (£1,249 million; flat)
Consumer Healthcare turnover was flat in the quarter.  Excluding the non-core OTC brands that were divested in H1 2012, turnover increased by 7%.

Wellness reported a decline of 12%, but excluding the non-core OTC brands that were divested in H1 2012, sales in the category grew 5%.  Gastro-intestinal health led growth at 16%, driven by very strong results on Eno which benefited from innovation including new flavours and product formats, and Tums, which benefited from the Freshers innovation.  Pain management, including Panadol, also delivered strong growth of 9%.

Oral care grew 10% in the quarter.  Geographic expansion, including in the Middle East, China and India and strong results in Indonesia, were important drivers of growth in the category.  Sensodyne Sensitivity & Acid Erosion and Denture care products continued to deliver strong growth.

Nutrition sales grew 9%.  Family nutrition (Horlicks) grew 15% with continued strong growth in India.  Lucozade had strong growth in emerging markets and low single digit percentage growth in Europe bringing the brand to 4% overall growth for the quarter.

Skin health sales grew 5%.  Skin health growth in the quarter was driven by a strong performance of Bactroban in China and innovation on Lip care (including Abreva) which grew 7%.

Growth in Rest of World markets of 13% excluding the non-core OTC products continued to be broad based in the quarter with strong growth across most categories.  Europe sales grew 2% with growth in Oral care and Smoking reduction & cessation and Respiratory health products being partly offset by the loss of alli sales (due to ongoing supply issue) and lower sales in Pain, down 12% which was due to a temporary supply issue.

In the US sales grew 6%, led by strong performances in Gastro-intestinal health, Smoking reduction & cessation and Skin care brands.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D.  Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return.  R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate.  R&D expenditure for 2012 is analysed below.

	2012 £m	2011 £m
	------------	------------
Discovery	800	822
Development	1,655	1,669
Facilities and central support functions	366	477
	------------	------------
	2,821	2,968
Vaccines	498	564
Consumer Healthcare	155	146
	------------	------------
Core R&D	3,474	3,678
	------------	------------
Amortisation and impairment of intangible assets	483	234
Major restructuring costs	11	97
	------------	------------
Total R&D	3,968	4,009
	------------	------------

GSK's Phase III/Registration Pharmaceuticals and Vaccines pipeline

The table below is provided as part of our quarterly update to show events and changes to the late-stage pipeline during the quarter and up to the date of this announcement.  There were several news events for late-stage pipeline assets in this quarter and these are listed in the table below.  Votrient sarcoma was approved in Q3 and has been removed from the table.

In February 2011, the following 15 assets were listed as expected to deliver Phase III data by the end of 2012: albiglutide, Anoro (UMEC/VI, LAMA/LABA), dabrafenib (BRAF, 2118436), dolutegravir, drisapersen (2402968), MAGE-A3 (event driven), migalastat HCl, Mosquirix (RTS,S), otelixizumab, Patrome (IPX066), Promacta, Relvar/Breo (previously known as Relovair), trametinib (MEK, 1120212), Tykerb and Votrient.

Of these, 14 have now reported some or all of their data.  Three of these have further data still to come: drisapersen, migalastat, Mosquirix, and the MAGE-A3 studies are event driven with data expected in 2013.

Since Q3 2012, the following pipeline milestones have been achieved:

•	receipt of data for Mosquirix in malaria in 6-12 week old infants;
•	US approval of Promacta for Hep C thrombocytopenia;
•	presentation of dolutegravir VIKING3 data at the International Congress of Drug Therapy in HIV Infection;
•	Phase II B data in-house for drisapersen in DMD (not disclosed due to ongoing Phase III study);
•	US approval of raxibacumab for inhalation anthrax;
•	filing of dolutegravir in US & EU;
•	US approval of Fluarix quadrivalent flu vaccine;
•	filing of Anoro (UMEC/VI) for COPD in US & EU;
•	receipt of 6 month data from Phase III study 011 for migalastat;
•	filing of albiglutide in US.

Of the 15 assets, 2 have now been approved (both new indications for currently available drugs):

•	Votrient sarcoma;
•	Promacta/Revolade Hepatitis C thrombocytopenia (approved in US, filed in Europe);

and, 6 have been filed (all new drugs):
•	Relvar/Breo (asthma and COPD);
•	trametinib (MEK) (filed in US);
•	dabrafenib (BRAF);
•	albiglutide (filed in US, expected to file in Europe in Q1 2013);
•	Anoro (UMEC/VI) COPD;
•	dolutegravir.

In addition, data are in house supporting filing of UMEC (LAMA) monotherapy.

At the R&D Late-Stage Pipeline Review on 3 December 2012, the following 14 assets were listed as expecting to deliver Phase III data during 2013 and 2014: Votrient (ovarian), MAGE-A3 (melanoma & NSCLC), Tykerb (breast, head & neck and gastric cancers), darapladib (atheroslorosis - event driven), Arzerra (first line and relapsed CLL), drisapersen (DMD), dabrafenib + trametinib combination use (metastatic melanoma), fluticasone fluorate (asthma), mepolizumab (severe asthma), Benlysta subcutaneous (SLE), vercirnon (Crohn's disease), migalastat (Fabry's disease), Herpes Zoster vaccine, dolutegravir-Trii (HIV).

Six of these 14 assets are new drugs or vaccines that have not reported any Phase III data previously: MAGE-A3, darapladib, mepolizumab, Herpes Zoster vaccine, vercirnon and dolutegravir-Trii; and 3 are new drugs that have reported some key data during 2011 and 2012: drisapersen, migalastat and fluticasone furoate monotherapy.

Biopharmaceuticals		US	EU	News update in the quarter
Arzerra (ofatumumab)	CLL (first line & relapsed)	Ph III	Ph III
	NHL (FL)	Ph III	Ph III
	NHL (DLBCL)	Ph III	Ph III
Benlysta (s.c.)	Systemic lupus erythematosus	Ph III	Ph III
albiglutide	Type 2 diabetes	Filed Jan 2013	Ph III	Filed in US on 14 January 2013 and to be filed in EU in Q1 2013.
sirukumab	Rheumatoid arthritis	Ph III	Ph III
mepolizumab	Severe asthma	Ph III	Ph III
Cardiovascular & Metabolic		US	EU	News update in the quarter
darapladib	Atherosclerosis	Ph III	Ph III
Immuno-inflammation
vercirnon (1605786, CCX282)	Crohn's disease	Ph III	Ph III
Neurosciences		US	EU	News update in the quarter
IPX066	Parkinson's disease	n/a	Ph III	EU filing strategy under review.
Oncology		US	EU	News update in the quarter
Promacta/Revolade	Hepatitis C thrombocytopaenia	Approved Nov 2012	Filed May 2012	Approved in US on 16 November 2012.
Votrient (pazopanib)	Ovarian	Ph III	Ph III
Tykerb/Tyverb	Metastatic breast cancer - dual blockade	Ph III	Filed Feb 2012
	Adjuvant breast cancer	Ph III	Ph III
	Head & neck cancer	Ph III	Ph III
	Gastric cancer	Ph III	Ph III
trametinib (1120212, MEK inhibitor)	Metastatic melanoma	Filed Aug 2012	Ph III
dabrafenib (2118436, BRAF inhibitor)	Metastatic melanoma	Filed July 2012	Filed July 2012
trametinib + dabrafenib in combination use	Metastatic melanoma	Ph III	Ph III	Recruitment completed in Phase III study of combination use.
	Adjuvant melanoma	Ph III	Ph III	Phase III studies commenced in February 2013.
Respiratory		US	EU	News update in the quarter
Relvar/Breo (FF/VI)	COPD	Filed July 2012	Filed June 2012
	Asthma	Ph III	Filed June 2012
Anoro (umeclidinium bromide (UMEC) + vilanterol (VI))	COPD	Filed Dec 2012	Filed Jan 2013	Filed in US on 18 December 2012 and in EU on 8 January 2013.
umeclidinium bromide (UMEC)	COPD	Ph III	Ph III
vilanterol (VI)	COPD	Ph III	Ph III
fluticasone furoate (FF)	Asthma	Ph III	Ph III	Phase III data in-house and supports intention to file in 2013.
Rare Diseases		US	EU	News update in the quarter
migalastat HCl	Fabry disease	Ph III	Ph III	Supportive 6 month data from Phase III study 011 announced on 19 December 2012.
drisapersen (2402968)	Duchenne muscular dystrophy		Ph III	Phase IIB data in-house but not disclosed due to ongoing Phase III study. Presentation of results planned for a congress in 2013.
2696273 (Ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)		Ph II/III
Vaccines		US	EU	News update in the quarter
Nimenrix (MenACWY)	MenACWY prophylaxis	Ph II	Approved Apr 2012
MAGE-A3	Melanoma	Ph III	Ph III
	NSCLC	Ph III	Ph III
Quadrivalent flu	Influenza prophylaxis	Approved Dec 2012	Filed Mar 2012	Approved in US on 14 December 2012.
Herpes zoster	Shingles prophylaxis	Ph III	Ph III
Mosquirix (RTS,S)	Malaria prophylaxis	n/a	n/a	Announced data for Mosquirix in malaria in 6-12 week old infants on 9 November 2012.
HIV (ViiV Healthcare)		US	EU	News update in the quarter
dolutegravir (S/GSK1349572)	HIV integrase inhibitor	Filed Dec 2012	Filed Dec 2012	Filed in US and EU on 17 December 2012. VIKING3 data presented at the International Congress of Drug Therapy in HIV Infection on 13 November 2012.
dolutegravir-Trii	HIV integrase inhibitor + abacavir + lamivudine fixed dose combination	Ph III	Ph III

Definitions

Core results
Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) on the settlement of litigation and government investigations; other operating income other than royalty income; disposals of associates, products and businesses, and acquisition accounting adjustments for material acquisitions, together with the tax effects of these items. GSK believes this approach provides a clearer view of the underlying performance of the core business and should make the Group's results more comparable with the majority of its peers.

CER growth
In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.  All commentaries are presented in terms of CER growth, unless otherwise stated.

Free cash flow
Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings.  It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies.  Free cash flow growth is calculated on a reported basis.

Adjusted free cash flow
Adjusted free cash flow excludes payments made to settle legal disputes.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Adjusted net cash inflow from operating activities
Adjusted net cash inflow from operating activities excludes payments made to settle legal disputes.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.  Factors that may affect the Group's operations are described under 'Risk Factors' in the 'Financial review
& risk section' in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on
Form 20-F for 2011.

Contacts

UK Media enquiries:	David Mawdsley Sarah Spencer	+44 (0) 20 8047 5502 +44 (0) 20 8047 5502	(London) (London)

US Media enquiries:	Mary Rhyne Stephen Rea	+1 919 483 0492 +1 215 751 4394	(North Carolina) (Philadelphia)

Analyst/Investor enquiries:	Sally Ferguson Tom Curry Gary Davies Lucy Budd James Dodwell Jeff McLaughlin Ziba Shamsi	+44 (0) 20 8047 5543 +1 215 751 5419 +44 (0) 20 8047 5503 +44 (0) 20 8047 2248 +44 (0) 20 8047 2406 +1 215 751 7002 +44 (0) 20 8047 3289	(London) (Philadelphia) (London) (London) (London) (Philadelphia) (London)

GlaxoSmithKline (GSK) together with its subsidiary undertakings, the 'Group' - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline's website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.

GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom Registered in England and Wales. Registered number: 3888792

Financial information

Income statements

	2012 £m	2011 (restated) £m	Q4 2012 £m	Q4 2011 (restated) £m
	------------	------------	------------	------------
TURNOVER	26,431	27,387	6,802	6,978

Cost of sales	(7,894)	(7,648)	(2,011)	(1,949)
	------------	------------	------------	------------
Gross profit	18,537	19,739	4,791	5,029

Selling, general and administration	(8,739)	(8,510)	(2,198)	(2,172)
Research and development	(3,968)	(4,009)	(1,141)	(1,095)
Royalty income	306	309	76	91
Other operating income	1,256	278	412	26
	------------	------------	------------	------------
OPERATING PROFIT	7,392	7,807	1,940	1,879

Finance income	79	90	25	29
Finance expense	(808)	(799)	(224)	(204)
Profit on disposal of interest in associates	-	585	-	1
Share of after tax profits/(losses) of associates and joint ventures	29	15	10	(4)
	------------	------------	------------	------------
PROFIT BEFORE TAXATION	6,692	7,698	1,751	1,701

Taxation	(1,948)	(2,240)	(912)	(417)
Tax rate %	29.1%	29.1%	52.1%	24.5%
	------------	------------	------------	------------
PROFIT AFTER TAXATION FOR THE YEAR	4,744	5,458	839	1,284
	------------	------------	------------	------------

Profit attributable to non-controlling interests	179	197	(25)	32
Profit attributable to shareholders	4,565	5,261	864	1,252
	------------	------------	------------	------------
	4,744	5,458	839	1,284
	------------	------------	------------	------------

EARNINGS PER SHARE	92.9p	104.6p	17.8p	25.2p
	------------	------------	------------	------------

Diluted earnings per share	91.5p	103.2p	17.6p	24.9p
	------------	------------	------------	------------

Statement of comprehensive income
	2012 £m	2011 £m
	------------	------------
Profit for the year	4,744	5,458

Exchange movements on overseas net assets and net investment hedges	(257)	(299)
Reclassification of exchange on disposal of overseas subsidiary	-	(1)
Fair value movements on available-for-sale investments	77	(20)
Deferred tax on fair value movements on available-for-sale investments	(10)	23
Reclassification of fair value movements on available-for-sale investments	(19)	(29)
Deferred tax reversed on reclassification of available-for-sale investments	10	-
Actuarial losses on defined benefit plans	(781)	(969)
Deferred tax on actuarial movements in defined benefit plans	221	268
Fair value movements on cash flow hedges	(6)	-
Reclassification of cash flow hedges to income statement	2	1
Share of other comprehensive income/(expense) of associates and joint ventures	30	(8)
	------------	------------
Other comprehensive expense for the year	(733)	(1,034)
	------------	------------
Total comprehensive income for the year	4,011	4,424
	------------	------------

Total comprehensive income for the year attributable to:
Shareholders	3,862	4,271
Non-controlling interests	149	153
	------------	------------
	4,011	4,424
	------------	------------

Statement of comprehensive income
	Q4 2012 £m	Q4 2011 £m
	------------	------------
Profit for the period	839	1,284

Exchange movements on overseas net assets and net investment hedges	(64)	(113)
Fair value movements on available-for-sale investments	(43)	42
Deferred tax on fair value movements on available-for-sale investments	6	2
Reclassification of fair value movements on available-for-sale investments	(7)	9
Deferred tax reversed on reclassification of available-for-sale investments	(4)	(4)
Actuarial gains on defined benefit plans	264	286
Deferred tax on actuarial movements in defined benefit plans	(50)	(77)
Fair value movements on cash flow hedges	(5)	2
Deferred tax on fair value movements on cash flow hedges	1	2
Reclassification of cash flow hedges to income statement	1	(2)
	------------	------------
Other comprehensive income for the period	99	147
	------------	------------
Total comprehensive income for the period	938	1,431
	------------	------------

Total comprehensive income for the period attributable to:
Shareholders	977	1,421
Non-controlling interests	(39)	10
	------------	------------
	938	1,431
	------------	------------

Pharmaceuticals and Vaccines turnover
Year ended 31 December 2012

	Total		USA		Europe		EMAP		Rest of World
	---------------------------		---------------------------		--------------------------		-----------------------------		----------------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Respiratory	7,291	1	3,388	1	1,906	(5)	858	13	1,139	3
Avamys/Veramyst	246	5	59	(6)	62	2	63	24	62	2
Flixonase/Flonase	133	(3)	14	100	32	(11)	57	14	30	(31)
Flixotide/Flovent	779	(4)	448	(1)	122	(15)	55	8	154	(6)
Seretide/Advair	5,046	1	2,533	1	1,447	(4)	417	12	649	3
Serevent	145	(19)	51	(19)	64	(22)	3	-	27	(13)
Ventolin	631	6	277	14	126	(6)	171	10	57	(8)
Xyzal	129	100	-	-	-	-	16	-	113	>100
Zyrtec	81	(16)	-	-	-	-	36	28	45	(34)
Other*	101	6	6	(33)	53	4	40	16	2	(100)

Anti-virals	753	(11)	57	(42)	74	(23)	360	2	262	(12)
Hepsera	126	(2)	-	-	-	-	95	(3)	31	-
Zovirax	89	(16)	3	(73)	21	(19)	35	(3)	30	(9)
Valtrex	252	(25)	35	(51)	33	(27)	37	-	147	(19)
Zeffix	243	-	15	27	16	(29)	188	3	24	(4)
Other*	43	37	4	100	4	100	5	>100	30	12

Central nervous system	1,670	(2)	510	6	386	(15)	329	8	445	(3)
Imigran/Imitrex	190	(8)	72	(13)	67	(4)	7	-	44	(6)
Lamictal	610	14	332	18	112	(9)	75	7	91	58
Requip	164	(22)	19	(55)	76	(29)	14	25	55	8
Seroxat/Paxil	374	(14)	(1)	(100)	57	(9)	84	(5)	234	(19)
Treximet	49	(14)	49	(16)	-	-	-	-	-	-
Wellbutrin	84	4	12	(25)	44	4	28	26	-	-
Other*	199	13	27	>100	30	(39)	121	15	21	31

Cardiovascular and urogenital	2,431	-	1,461	(5)	504	1	292	18	174	23
Arixtra	195	(27)	68	(54)	91	-	28	33	8	(27)
Avodart	790	7	317	(5)	228	9	84	26	161	28
Coreg	133	(15)	132	(15)	-	-	-	-	1	-
Fraxiparine	233	4	-	-	145	(4)	87	26	1	(50)
Lovaza	607	5	604	5	-	-	-	-	3	-
Vesicare	175	37	174	37	-	-	1	-	-	-
Other*	298	(13)	166	(20)	40	(17)	92	1	-	-

Metabolic	171	(47)	(12)	-	29	(49)	65	10	89	(24)
Avandia products	6	(94)	(12)	-	-	100	12	(33)	6	(59)
Other*	165	(18)	-	-	29	(52)	53	27	83	(18)

Anti-bacterials	1,247	(7)	20	(63)	403	(17)	735	5	89	(12)
Augmentin	608	(1)	1	-	202	(13)	367	8	38	(10)
Other*	639	(12)	19	(65)	201	(20)	368	2	51	(14)

Oncology and emesis	798	19	321	18	256	11	131	48	90	15
Arzerra	60	36	38	23	21	83	-	-	1	(100)
Promacta	130	76	54	66	36	65	12	>100	28	87
Tyverb/Tykerb	239	6	68	5	87	(5)	54	36	30	7
Votrient	183	88	91	59	66	89	22	>100	4	-
Other*	186	(19)	70	(18)	46	(34)	43	11	27	(21)

Dermatology	850	(2)	228	(14)	156	5	388	7	78	(19)
Bactroban	124	3	51	(2)	26	-	39	17	8	(11)
Duac	87	(19)	38	(38)	24	4	13	8	12	-
Other*	639	-	139	(9)	106	6	336	6	58	(23)

Rare diseases	495	8	117	10	123	(6)	48	20	207	16
Flolan	135	(25)	33	(14)	23	(42)	-	-	79	(21)
Volibris	127	35	-	-	73	12	9	80	45	96
Other*	233	26	84	22	27	4	39	11	83	50

Immuno-inflammation	70	>100	65	>100	4	>100	-	-	1	-
Benlysta	70	>100	65	>100	4	>100	-	-	1	-

Other pharmaceuticals*	846	(6)	19	25	180	(23)	423	(2)	224	3

Vaccines	3,325	(2)	826	-	980	(4)	1,107	14	412	(29)
Boostrix	238	25	147	35	53	17	16	78	22	(19)
Cervarix	270	(46)	6	(25)	53	(2)	75	(19)	136	(61)
Fluarix, FluLaval	200	(11)	88	(35)	43	15	44	35	25	8
Hepatitis	646	(5)	266	(10)	197	(8)	128	21	55	(11)
Infanrix, Pediarix	775	17	218	32	376	-	120	85	61	9
Nimenrix	1	-	-	-	1	-	-	-	-	-
Rotarix	360	21	100	(11)	39	2	159	25	62	>100
Synflorix	385	17	-	-	45	(8)	334	22	6	-
Other*	450	(13)	1	-	173	(18)	231	(12)	45	7
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
	19,947	(1)	7,000	(2)	5,001	(7)	4,736	10	3,210	(5)
ViiV Healthcare (HIV)	1,374	(10)	----------	----------	----------	----------	----------	----------	----------	----------
	----------	----------
	21,321	(2)
	----------	----------

Pharmaceuticals and Vaccines turnover
Three months ended 31 December 2012

	Total		USA		Europe		EMAP		Rest of World
	---------------------------		---------------------------		--------------------------		-----------------------------		----------------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	------------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Respiratory	1,903	(1)	863	(6)	492	(3)	239	16	309	7
Avamys/Veramyst	60	13	16	23	13	-	18	33	13	(8)
Flixonase/Flonase	32	6	3	>100	8	-	16	23	5	(33)
Flixotide/Flovent	206	(10)	116	(13)	32	(14)	16	7	42	(4)
Seretide/Advair	1,309	(1)	635	(6)	374	(1)	118	18	182	6
Serevent	35	(18)	13	(14)	15	(25)	1	-	6	(11)
Ventolin	177	5	79	10	35	(5)	47	9	16	(6)
Xyzal	36	68	-	-	-	-	3	(40)	33	100
Zyrtec	22	(4)	-	-	-	-	11	22	11	(20)
Other*	26	11	1	(67)	15	-	9	22	1	>100

Anti-virals	203	3	31	>100	14	(44)	95	3	63	(5)
Hepsera	33	(8)	-	-	-	-	25	(14)	8	13
Zovirax	22	(12)	-	-	4	(43)	10	-	8	-
Valtrex	71	(3)	20	>100	6	(42)	9	(9)	36	(21)
Zeffix	64	14	5	67	3	(40)	49	23	7	(13)
Other*	13	>100	6	>100	1	(100)	2	(100)	4	>100

Central nervous system	423	(2)	128	6	93	(17)	92	16	110	(8)
Imigran/Imitrex	47	(11)	18	(15)	16	(6)	2	-	11	(14)
Lamictal	164	18	91	31	27	(13)	19	5	27	35
Requip	35	(29)	1	(82)	17	(23)	3	100	14	(18)
Seroxat/Paxil	91	(18)	(1)	-	15	(12)	23	-	54	(25)
Treximet	11	(20)	11	(27)	-	-	-	-	-	-
Wellbutrin	22	15	3	-	11	9	7	40	1	-
Other*	53	15	5	50	7	(57)	38	25	3	-

Cardiovascular and urogenital	571	(10)	319	(20)	126	(2)	77	11	49	18
Arixtra	53	(4)	19	(13)	22	(4)	9	29	3	-
Avodart	208	4	79	(10)	61	7	21	22	47	26
Coreg	31	(22)	30	(23)	-	-	-	-	1	-
Fraxiparine	59	-	-	-	34	(13)	25	30	-	-
Lovaza	148	(6)	147	(6)	-	-	-	-	1	-
Vesicare	1	(100)	-	-	-	-	1	-	-	-
Other*	71	(22)	44	(25)	9	-	21	(20)	(3)	(50)

Metabolic	48	(45)	2	(97)	9	(36)	16	(6)	21	(22)
Avandia products	7	(85)	1	(97)	-	-	4	-	2	(75)
Other*	41	(16)	1	100	9	(36)	12	(7)	19	(14)

Anti-bacterials	337	(2)	5	(17)	106	(11)	201	3	25	4
Augmentin	167	-	-	100	54	(11)	102	6	11	-
Other*	170	(4)	5	(29)	52	(12)	99	1	14	8

Oncology and emesis	219	26	86	21	68	15	41	45	24	56
Arzerra	14	17	10	25	4	33	-	-	-	(100)
Promacta	38	67	15	88	11	38	4	67	8	80
Tyverb/Tykerb	62	8	17	-	21	(5)	15	42	9	13
Votrient	62	>100	29	81	22	92	9	>100	2	>100
Other*	43	(17)	15	(32)	10	(31)	13	-	5	60

Dermatology	226	5	61	(5)	42	16	104	13	19	(18)
Bactroban	32	10	14	8	6	17	10	25	2	(50)
Duac	21	(19)	6	(57)	6	17	4	67	5	-
Other*	173	9	41	11	30	11	90	9	12	-

Rare diseases	142	17	37	33	31	(3)	15	15	59	20
Flolan	34	(20)	9	-	5	(44)	-	-	20	(19)
Volibris	35	29	-	-	18	12	2	-	15	67
Other*	73	41	28	47	8	17	13	18	24	56

Immuno-inflammation	29	>100	27	>100	2	-	-	-	-	-
Benlysta	29	>100	27	>100	2	-	-	-	-	-

Other pharmaceuticals*	250	6	8	-	62	(7)	113	7	67	(3)

Vaccines	864	10	199	27	266	(5)	319	39	80	(31)
Boostrix	55	22	33	48	14	(7)	5	>100	3	(43)
Cervarix	44	(53)	1	-	13	(24)	22	(15)	8	(80)
Fluarix, FluLaval	50	(2)	8	(59)	26	56	10	(23)	6	33
Hepatitis	160	1	60	7	50	(6)	33	19	17	(29)
Infanrix, Pediarix	235	34	69	>100	102	(8)	49	>100	15	13
Nimenrix	-	-	-	-	-	-	-	-	-	-
Rotarix	88	23	26	4	10	10	36	29	16	70
Synflorix	105	64	-	-	13	(19)	90	92	2	50
Other*	127	2	2	-	38	(13)	74	8	13	27
	------------	----------	----------	----------	----------	----------	----------	----------	----------	----------
	5,215	1	1,766	(2)	1,311	(5)	1,312	16	826	(1)
ViiV Healthcare (HIV)	338	(14)	----------	----------	----------	----------	----------	----------	----------	----------
	------------	----------
	5,553	-
	------------	----------

ViiV Healthcare turnover
Year ended 31 December 2012

	Total		USA		Europe		EMAP		Rest of World
	---------------------------		---------------------------		--------------------------		-----------------------------		----------------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Combivir	179	(43)	24	(81)	64	(27)	79	(2)	12	(42)
Epivir	49	(54)	8	(81)	21	(31)	12	(55)	8	(23)
Epzicom/Kivexa	665	10	243	4	285	11	57	37	80	10
Lexiva	127	(9)	68	(9)	33	(20)	19	25	7	(14)
Selzentry	128	20	57	25	56	16	4	9	11	30
Trizivir	107	(13)	61	(11)	37	(21)	5	4	4	25
Other*	119	(16)	59	(24)	27	(10)	22	5	11	(17)
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
	1,374	(10)	520	(22)	523	(3)	198	3	133	(2)
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------

Three months ended 31 December 2012

	Total		USA		Europe		EMAP		Rest of World
	---------------------------		---------------------------		--------------------------		-----------------------------		----------------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Combivir	43	(37)	9	(69)	14	(22)	16	4	4	(27)
Epivir	10	(59)	2	(82)	4	(36)	3	(70)	1	(26)
Epzicom/Kivexa	166	1	59	(8)	73	9	11	(16)	23	11
Lexiva	32	(13)	17	(11)	7	(24)	6	7	2	(41)
Selzentry	38	21	17	33	15	23	1	11	5	(4)
Trizivir	26	(16)	16	(10)	8	(24)	-	(81)	2	>100
Other*	23	(41)	12	(48)	8	(33)	4	(33)	(1)	-
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
	338	(14)	132	(25)	129	(2)	41	(17)	36	(4)
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------

* All "Other" Pharmaceuticals and Vaccines product sales totalled £3,918 million and declined 7% in the year
* All "Other" Pharmaceuticals and Vaccines product sales totalled £1,063 million and grew 1% in the quarter.

Balance sheet

	31 December 2012 £m	31 December 2011 £m
	------------	------------
ASSETS
Non-current assets
Property, plant and equipment	8,776	8,748
Goodwill	4,359	3,754
Other intangible assets	10,161	7,802
Investments in associates and joint ventures	579	560
Other investments	787	590
Deferred tax assets	2,385	2,849
Derivative financial instruments	54	85
Other non-current assets	682	525
	------------	------------
Total non-current assets	27,783	24,913
	------------	------------
Current assets
Inventories	3,969	3,873
Current tax recoverable	103	85
Trade and other receivables	5,242	5,576
Derivative financial instruments	49	70
Liquid investments	81	184
Cash and cash equivalents	4,184	5,714
Assets held for sale	64	665
	------------	------------
Total current assets	13,692	16,167
	------------	------------
TOTAL ASSETS	41,475	41,080
	------------	------------
LIABILITIES
Current liabilities
Short-term borrowings	(3,631)	(2,698)
Trade and other payables	(8,054)	(7,359)
Derivative financial instruments	(63)	(175)
Current tax payable	(1,374)	(1,643)
Short-term provisions	(693)	(3,135)
	------------	------------
Total current liabilities	(13,815)	(15,010)
	------------	------------
Non-current liabilities
Long term borrowings	(14,671)	(12,203)
Deferred tax liabilities	(1,004)	(822)
Pensions and other post-employment benefits	(3,105)	(3,091)
Other provisions	(699)	(499)
Derivative financial instruments	(2)	(2)
Other non-current liabilities	(1,432)	(626)
	------------	------------
Total non-current liabilities	(20,913)	(17,243)
	------------	------------
TOTAL LIABILITIES	(34,728)	(32,253)
	------------	------------
NET ASSETS	6,747	8,827
	------------	------------

EQUITY
Share capital	1,349	1,387
Share premium account	2,022	1,673
Retained earnings	652	3,370
Other reserves	1,787	1,602
	------------	------------
Shareholders' equity	5,810	8,032

Non-controlling interests	937	795
	------------	------------
TOTAL EQUITY	6,747	8,827
	------------	------------

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder's equity £m	Non- controlling interests £m	Total equity £m
	------------	------------	------------	------------	------------	------------	------------
At 1 January 2012	1,387	1,673	3,370	1,602	8,032	795	8,827

Profit for the year			4,565		4,565	179	4,744
Other comprehensive (expense)/ income for the year			(734)	31	(703)	(30)	(733)
	------------	------------	------------	------------	------------	------------	------------
Total comprehensive income for the year	-	-	3,831	31	3,862	149	4,011
	------------	------------	------------	------------	------------	------------	------------
Distributions to non-controlling interests						(171)	(171)
Dividends to shareholders			(3,814)		(3,814)		(3,814)
Changes in non-controlling interests			(382)		(382)	164	(218)
Forward contract relating to non-controlling interest				8	8	-	8
Shares issued	7	349			356		356
Ordinary shares purchased and cancelled or held as Treasury shares	(45)		(2,493)	45	(2,493)		(2,493)
Consideration received for shares transferred by ESOP Trusts				58	58		58
Shares acquired by ESOP Trusts				(37)	(37)		(37)
Write-down on shares held by ESOP Trusts			(80)	80	-		-
Share-based incentive plans			211		211		211
Tax on share-based incentive plans			9		9		9
	------------	------------	------------	------------	------------	------------	------------
At 31 December 2012	1,349	2,022	652	1,787	5,810	937	6,747
	------------	------------	------------	------------	------------	------------	------------

At 1 January 2011	1,418	1,428	4,779	1,262	8,887	858	9,745

Profit for the year			5,261		5,261	197	5,458
Other comprehensive expense for the year			(969)	(21)	(990)	(44)	(1,034)
	------------	------------	------------	------------	------------	------------	------------
Total comprehensive income/(expense) for the year	-	-	4,292	(21)	4,271	153	4,424
	------------	------------	------------	------------	------------	------------	------------
Distributions to non-controlling interests						(234)	(234)
Dividends to shareholders			(3,406)		(3,406)		(3,406)
Changes in non-controlling interests						18	18
Forward contract relating to non-controlling interest				(29)	(29)		(29)
Shares issued	5	245			250		250
Ordinary shares purchased and cancelled or held as Treasury shares	(36)		(2,191)	36	(2,191)		(2,191)
Consideration received for shares transferred by ESOP Trusts				45	45		45
Shares acquired by ESOP Trusts				(36)	(36)		(36)
Write-down on shares held by ESOP Trusts			(345)	345	-		-
Share-based incentive plans			191		191		191
Tax on share-based incentive plans			50		50		50
	------------	------------	------------	------------	------------	------------	------------
At 31 December 2011	1,387	1,673	3,370	1,602	8,032	795	8,827
	------------	------------	------------	------------	------------	------------	------------

Cash flow statement
Year ended 31 December 2012

	2012 £m	2011 £m
	------------	------------
Profit after tax	4,744	5,458
Tax on profits	1,948	2,240
Share of after tax profits of associates and joint ventures	(29)	(15)
Profit on disposal of interest in associates	-	(585)
Net finance expense	729	709
Depreciation and other non-cash items	1,085	1,677
Decrease in working capital	397	477
Decrease in other net liabilities	(2,826)	(2,248)
	------------	------------
Cash generated from operations	6,048	7,713
Taxation paid	(1,673)	(1,463)
	------------	------------
Net cash inflow from operating activities	4,375	6,250
	------------	------------
Cash flow from investing activities
Purchase of property, plant and equipment	(1,051)	(923)
Proceeds from sale of property, plant and equipment	68	100
Purchase of intangible assets	(469)	(405)
Proceeds from sale of intangible assets	1,056	237
Purchase of equity investments	(229)	(76)
Proceeds from sale of equity investments	28	68
Purchase of businesses, net of cash acquired	(2,235)	(264)
Investment in associates and joint ventures	(99)	(35)
Proceeds from disposal of subsidiary and interest in associate	-	1,034
Decrease in liquid investments	224	30
Interest received	30	97
Dividends from associates and joint ventures	46	25
	------------	------------
Net cash outflow from investing activities	(2,631)	(112)
	------------	------------
Cash flow from financing activities
Proceeds from own shares for employee share options	58	45
Issue of share capital	356	250
Shares acquired by ESOP Trusts	(37)	(36)
Shares purchased and cancelled or held as Treasury shares	(2,493)	(2,191)
Purchase of non-controlling interests	(14)	-
Increase in long-term loans	4,430	-
Repayment of short-term loans	(2,559)	(8)
Increase in short-term loans	1,743	45
Net repayment of obligations under finance leases	(35)	(38)
Interest paid	(779)	(769)
Dividends paid to shareholders	(3,814)	(3,406)
Distributions to non-controlling interests	(171)	(234)
Other financing items	(36)	110
	------------	------------
Net cash outflow from financing activities	(3,351)	(6,232)
	------------	------------
Decrease in cash and bank overdrafts in the year	(1,607)	(94)

Exchange adjustments	(92)	(108)
Cash and bank overdrafts at beginning of the year	5,605	5,807
	------------	------------
Cash and bank overdrafts at end of the year	3,906	5,605
	------------	------------
Cash and bank overdrafts at end of the year comprise:
Cash and cash equivalents	4,184	5,714
Overdrafts	(278)	(109)
	------------	------------
	3,906	5,605
	------------	------------

Segment information

As announced on 28 March 2012, the Group has revised its segment information disclosures to reflect changes in the internal reporting structures with effect from 1 January 2012.  The Pharmaceuticals and Vaccines businesses in Emerging Markets and Asia Pacific (excluding Australasia) have been combined into one segment (EMAP).  In addition, the classification of certain products has been changed in 2012, including:

•	The transfer of OTC dermatology brands acquired with the Stiefel business from the Pharmaceuticals and Vaccines business to Consumer Healthcare in the US and Europe;
•	The creation of a Rare diseases therapy area; and
•	The transfer of Zovirax from the Dermatology therapy area to the Anti-virals therapy area.

Comparative information has been restated on a consistent basis.

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET).  Individual members of the CET are responsible for each geographic segment of the Pharmaceuticals and Vaccines business, ViiV Healthcare and the Consumer Healthcare business as a whole, respectively.

R&D investment is essential for the sustainability of the pharmaceutical businesses.  However, for segment reporting, the US, Europe, EMAP and Japan Pharmaceuticals and Vaccines operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs.  The Group's management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Other trading and unallocated pharmaceuticals and vaccines includes Canada, Puerto Rico, Australasia, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D, central dermatology costs and central manufacturing costs not attributed to other segments.

The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is reported as a separate segment.

Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and profits on global asset disposals.

Turnover by segment
	2012 £m	2011 (restated) £m	Growth CER%
	------------	------------	------------
USA	7,000	7,022	(2)
Europe	5,001	5,700	(7)
EMAP	4,736	4,459	10
Japan	1,969	2,082	(6)
ViiV Healthcare	1,374	1,569	(10)
Other trading and unallocated pharmaceuticals and vaccines	1,241	1,280	(3)
	------------	------------	------------
Pharmaceuticals and Vaccines	21,321	22,112	(2)
Consumer Healthcare	5,110	5,275	-
	------------	------------	------------
	26,431	27,387	(1)
	------------	------------	------------

Operating profit by segment
	2012 £m	2011 (restated) £m	Growth CER%
	------------	------------	------------
USA	4,786	4,646	1
Europe	2,629	3,154	(11)
EMAP	1,564	1,481	9
Japan	1,179	1,249	(7)
ViiV Healthcare	849	882	-
Pharmaceuticals R&D	(2,778)	(2,801)	(1)
Other trading and unallocated pharmaceuticals and vaccines	(438)	(272)	75
	------------	------------	------------
Pharmaceuticals and Vaccines	7,791	8,339	(5)
Consumer Healthcare	938	1,084	(9)
	------------	------------	------------
Segment profit	8,729	9,423	(5)
Corporate and other unallocated costs and disposal profits	(399)	(620)	(32)
	------------	------------	------------
Core operating profit	8,330	8,803	(3)
Non-core items	(938)	(996)	(7)
	------------	------------	------------
Total operating profit	7,392	7,807	(3)

Finance income	79	90
Finance costs	(808)	(799)
Profit on disposal of interest in associates	-	585
Share of after tax profits/(losses) of associates and joint ventures	29	15
	------------	------------	------------
Profit before taxation	6,692	7,698	(11)
	------------	------------	------------

Turnover by segment
	Q4 2012 £m	Q4 2011 (restated) £m	Growth CER%
	------------	------------	------------
USA	1,766	1,813	(2)
Europe	1,311	1,430	(5)
EMAP	1,312	1,163	16
Japan	496	562	(4)
ViiV Healthcare	338	402	(14)
Other trading and unallocated pharmaceuticals and vaccines	330	321	4
	------------	------------	------------
Pharmaceuticals and Vaccines	5,553	5,691	-
Consumer Healthcare	1,249	1,287	-
	------------	------------	------------
	6,802	6,978	-
	------------	------------	------------

Operating profit by segment
	Q4 2012 £m	Q4 2011 (restated) £m	Growth CER%
	------------	------------	------------
USA	1,209	1,236	(2)
Europe	691	788	(9)
EMAP	483	423	17
Japan	302	323	4
ViiV Healthcare	180	209	(11)
Pharmaceuticals R&D	(710)	(763)	(6)
Other trading and unallocated pharmaceuticals and vaccines	(186)	(170)	9
	------------	------------	------------
Pharmaceuticals and Vaccines	1,969	2,046	-
Consumer Healthcare	237	268	(8)
	------------	------------	------------
Segment profit	2,206	2,314	(1)
Corporate and other unallocated costs and disposal profits	81	(50)	>(100)
	------------	------------	------------
Core operating profit	2,287	2,264	5
Non-core items	(347)	(385)	(9)
	------------	------------	------------
Total operating profit	1,940	1,879	7

Finance income	25	29
Finance costs	(224)	(204)
Profit on disposal of interest in associates	-	1
Share of after tax profits of associates and joint ventures	10	(4)
	------------	------------	------------
Profit before taxation	1,751	1,701	8
	------------	------------	------------

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the 'Legal Proceedings' note in the Annual Report 2011.

At 31 December 2012, the Group's aggregate provision for legal and other disputes (not including tax matters described under 'Taxation' below) was £0.5 billion.  The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.  In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group's position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group's financial accounts.

There have been no significant developments since the Annual Report 2011 (as previously updated by the Legal matters section of the Results Announcements for Q1, Q2 and Q3 2012) relating to the Group.

Developments with respect to tax matters are described in 'Taxation' below.

Taxation

Tax on core profit amounted to £1,864 million and represented an effective tax rate of 24.4% (2011: 25.9%).  The charge for taxation on total profits amounted to £1,948 million and represented an effective tax rate of 29.1% (2011: 29.1%).  The Group's balance sheet at 31 December 2012 included a tax payable liability of £1,374 million and a tax recoverable asset of £103 million.

Within the tax charge on non-core items there is a substantially non-cash charge of £420 million relating to centralisation of our Pharmaceutical intellectual property and product inventory ownership into the UK.  This restructuring of our trading arrangements and increased investment in the UK reflects terms that GSK has agreed to in discussions with various tax authorities and has been facilitated by the introduction of the UK Patent Box rules.  In particular, we have agreed to enter into a bilateral Advance Pricing Agreement with the Internal Revenue Service in the US and HM Revenue & Customs in the UK, which will give us considerable certainty over our future tax affairs.  The restructuring will simplify our business and internal trading arrangements by substantially decreasing administrative complexity and will deliver supply chain and working capital efficiencies.  There will be non-core, non-cash tax charges totalling approximately £600 million over the next two years arising from the unwinding of deferred profit in inventory, as existing inventory produced prior to the restructuring leaves the supply chain.

Transfer pricing and other issues are as previously described in the 'Taxation' note to the Financial Statements included in the Annual Report 2011.  On 18 October, the Supreme Court of Canada issued a decision in GSK's case with the Canada Revenue Agency (CRA) regarding ranitidine transfer pricing.  The Court rejected CRA's appeal and sent the case back to the Tax Court for redetermination.  There have been no material changes to other tax matters since the publication of the Annual Report.

GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.  The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the year and three months ended 31 December 2012 and should be read in conjunction with the Annual Report 2011, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2011.

The income statement, statement of comprehensive income, cash flow statement and statement of changes in equity for the year ended 31 December 2012 and the balance sheet at that date, are subject to completion of the audit and may also change should a significant adjusting event occur before the approval of the Annual Report 2012.

As noted under 'Segment information' on page 36 the segments for which turnover and operating profit are disclosed have been amended to reflect changes in the Group's internal management structure together with certain changes to the therapeutic classifications of turnover by product.  In addition, charges for amortisation and impairment of intangible assets related to marketed products are now reported in cost of sales rather than in SG&A.  Comparative information has been restated accordingly.  The adjustment for 2011 increases cost of sales and decreases SG&A by £316 million (Q4 2011: £54 million) from the amounts previously reported.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The balance sheet at 31 December 2011 has been derived from the full Group accounts published in the Annual Report 2011, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies.  The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies.  Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities.  The currencies which most influenced these translations and the relevant exchange rates were:

	2012	2011	Q4 2012	Q4 2011
	------------	------------	------------	------------
Average rates:
US$/£	1.59	1.61	1.62	1.61
Euro/£	1.23	1.15	1.23	1.18
Yen/£	127	128	133	122

Period end rates:
US$/£	1.63	1.55	1.63	1.55
Euro/£	1.23	1.20	1.23	1.20
Yen/£	141	120	141	120

During 2012, average Sterling exchange rates were weaker against the US Dollar and the Yen but stronger against the Euro compared with the same period in 2011.

During Q4 2012 average Sterling exchange rates were stronger against the US Dollar, the Yen and the Euro compared with the same period in 2011.  Year end Sterling exchange rates were stronger against the US Dollar, the Yen and the Euro.

Weighted average number of shares
	2012 millions	2011 millions
	------------	------------
Weighted average number of shares - basic	4,912	5,028
Dilutive effect of share options and share awards	77	71
	------------	------------
Weighted average number of shares - diluted	4,989	5,099
	------------	------------

	Q4 2012 millions	Q4 2011 millions
	------------	------------
Weighted average number of shares - basic	4,843	4,962
Dilutive effect of share options and share awards	70	64
	------------	------------
Weighted average number of shares - diluted	4,913	5,026
	------------	------------

At 31 December 2012, 4,827 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,958 million shares at 31 December 2011.

Net assets
The book value of net assets decreased by £2,080 million from £8,827 million at 31 December 2011 to £6,747 million at 31 December 2012.  This reflects shares repurchased exceeding profits retained in the year.  At 31 December 2012, the net deficit on the Group's pension plans was £1,313 million compared with £1,476 million at 31 December 2011.  The decrease in the deficit primarily arose from an increase in UK asset values together with special cash contributions paid into the UK and US schemes and the one-off adjustments to the UK pension obligations made during the year, partly offset by a decrease in the rates used to discount UK pension liabilities from 4.8% to 4.4% and US pension liabilities from 4.4% to 3.8%.

The carrying value of investments in associates and joint ventures at 31 December 2012 was £579 million, with a market value of £1,181 million.

At 31 December 2012, the ESOP Trusts held 75 million GSK shares against the future exercise of share options and share awards.  The carrying value of £389 million has been deducted from other reserves.  The market value of these shares was £1,004 million.

During 2012, GSK purchased £2,493 million of shares either to be held as Treasury shares or for cancellation.  At 31 December 2012, the company held 495 million Treasury shares at a cost of £6,602 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 31 December 2012 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group's business.  No material losses are expected to arise from such contingent liabilities.  Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer and outflow of funds and it is possible to make a reliable estimate of that outflow.  Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 39.

Business acquisitions
On 3 August 2012, GSK completed the acquisition of Human Genome Sciences, Inc. for total consideration of £2,282 million, plus a gain on the revaluation of pre-existing collaborations of £233 million.  The combined total consideration of £2,515 million represented goodwill of £791 million, intangible assets of £1,249 million, inventory of £204 million, cash acquired of £251 million and other net assets of £20 million.  These amounts are provisional and may be subject to change.

Following the acquisition, GSK has implemented a restructuring plan in order to realise synergies from the combined business.  Restructuring charges of £76 million were charged in the quarter.  The total cost of the restructuring plan is expected to be approximately £204 million, of which most is expected to be a cash cost.  The restructuring charges and the unwinding of the fair value and other acquisition accounting adjustments will be reported as non-core items in GSK's income statement.

In July 2012, the Group made one small business acquisition for total consideration of approximately £146 million.  This represented goodwill of £41 million, intangible assets of £139 million and other net liabilities of £34 million.  These amounts are provisional and may be subject to change.

In October 2012, GSK acquired the 50% shareholding in the Shionogi-ViiV Healthcare joint venture from Shionogi in return for a 10% minority shareholding in ViiV Healthcare.  This was accounted for as a business acquisition and intangible assets and other net liabilities of £1,777 million and £1,051 million, respectively were recognised.  A gain of £225 million arising primarily from the fair value of GSK's existing shareholding was recorded in the income statement, together with negative goodwill of £124 million.  These amounts are provisional and may be subject to change.

Reconciliation of cash flow to movements in net debt

	2012 £m	2011 £m
	------------	------------
Net debt at beginning of the year	(9,003)	(8,859)

Decrease in cash and bank overdrafts	(1,607)	(94)
Cash inflow from liquid investments	(224)	(30)
Net increase in long-term loans	(4,430)	-
Net repayment of/(increase in) short-term loans	816	(37)
Net repayment of obligations under finance leases	35	38
Net non-cash funds of subsidiaries acquired	(3)	(10)
Exchange adjustments	385	(10)
Other non-cash movements	(6)	(1)
	------------	------------
Increase in net debt	(5,034)	(144)
	------------	------------
Net debt at end of the year	(14,037)	(9,003)
	------------	------------

Core results reconciliations

The reconciliations between core results and total results for 2012 and 2011 and also Q4 2012 and Q4 2011 are set out below.

Income statement - Core results reconciliation Year ended 31 December 2012

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Acquisition adjust- ments £m	Total results £m
	------------	------------	------------	------------	------------	------------	------------	------------
Turnover	26,431							26,431
Cost of sales	(7,078)	(378)	(309)	(128)			(1)	(7,894)
	------------	------------	------------	------------	------------	------------	------------	------------
Gross profit	19,353	(378)	(309)	(128)			(1)	18,537

Selling, general and administration	(7,855)			(418)	(436)	(2)	(28)	(8,739)
Research and development	(3,474)	(99)	(384)	(11)				(3,968)
Royalty income	306							306
Other operating income						1,256		1,256
	------------	------------	------------	------------	------------	------------	------------	------------
Operating profit	8,330	(477)	(693)	(557)	(436)	1,254	(29)	7,392

Net finance costs	(724)			(1)			(4)	(729)

Share of after tax profits of associates and joint ventures	29							29
	------------	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	7,635	(477)	(693)	(558)	(436)	1,254	(33)	6,692

Taxation	(1,864)	145	196	(285)	150	(290)	-	(1,948)
Tax rate %	24.4%							29.1%
	------------	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	5,771	(332)	(497)	(843)	(286)	964	(33)	4,744
	------------	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	235		(136)	10		70		179

Profit attributable to shareholders	5,536	(332)	(361)	(853)	(286)	894	(33)	4,565
	------------	------------	------------	------------	------------	------------	------------	------------

Earnings per share	112.7p	(6.8)p	(7.3)p	(17.4)p	(5.8)p	18.2p	(0.7)p	92.9p
	------------	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,912							4,912
	------------							------------

Income statement - Core results reconciliation Year ended 31 December 2011

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Total results (restated) £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	27,387						27,387
Cost of sales	(7,259)	(304)	(12)	(73)			(7,648)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	20,128	(304)	(12)	(73)			19,739

Selling, general and administration	(7,956)			(397)	(157)		(8,510)
Research and development	(3,678)	(137)	(97)	(97)			(4,009)
Royalty income	309						309
Other operating income	-			(23)		301	278
	------------	------------	------------	------------	------------	------------	------------
Operating profit	8,803	(441)	(109)	(590)	(157)	301	7,807

Net finance costs	(707)			(2)			(709)
Profit on disposal of interests in associates	-					585	585
Share of after tax losses of associates and joint ventures	15						15
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	8,111	(441)	(109)	(592)	(157)	886	7,698

Taxation	(2,104)	137	41	114	22	(450)	(2,240)
Tax rate %	25.9%						29.1%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	6,007	(304)	(68)	(478)	(135)	436	5,458
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	197						197

Profit attributable to shareholders	5,810	(304)	(68)	(478)	(135)	436	5,261
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	115.5p	(6.0)p	(1.4)p	(9.5)p	(2.7)p	8.7p	104.6p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	5,028						5,028
	------------						------------

Income statement - Core results reconciliation Three months ended 31 December 2012

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Acquisition adjust- ments £m	Total results £m
	------------	------------	------------	------------	------------	------------	------------	------------
Turnover	6,802							6,802
Cost of sales	(1,830)	(107)	(13)	(61)				(2,011)
	------------	------------	------------	------------	------------	------------	------------	------------
Gross profit	4,972	(107)	(13)	(61)				4,791

Selling, general and administration	(1,927)			(181)	(91)		1	(2,198)
Research and development	(834)	(24)	(280)	(3)				(1,141)
Royalty income	76							76
Other operating income						412		412
	------------	------------	------------	------------	------------	------------	------------	------------
Operating profit	2,287	(131)	(293)	(245)	(91)	412	1	1,940

Net finance costs	(194)			(1)			(4)	(199)

Share of after tax profits of associates and joint ventures	10							10
	------------	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	2,103	(131)	(293)	(246)	(91)	412	(3)	1,751

Taxation	(468)	40	77	(351)	(3)	(207)		(912)
Tax rate %	22.3%							52.1%
	------------	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	1,635	(91)	(216)	(597)	(94)	205	(3)	839
	------------	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	58		(136)			53		(25)

Profit attributable to shareholders	1,577	(91)	(80)	(597)	(94)	152	(3)	864
	------------	------------	------------	------------	------------	------------	------------	------------

Earnings per share	32.6p	(1.9)p	(1.7)p	(12.3)p	(1.9)p	3.1p	(0.1)p	17.8p
	------------	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,843							4,843
	------------							------------

Income statement - Core results reconciliation Three months ended 31 December 2011

	Core results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Total results (restated) £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	6,978						6,978
Cost of sales	(1,876)	(67)	13	(19)			(1,949)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	5,102	(67)	13	(19)			5,029

Selling, general and administration	(1,934)			(162)	(76)		(2,172)
Research and development	(995)	(33)	(71)	4			(1,095)
Royalty income	91						91
Other operating income	-			(23)		49	26
	------------	------------	------------	------------	------------	------------	------------
Operating profit	2,264	(100)	(58)	(200)	(76)	49	1,879

Net finance costs	(174)			(1)			(175)
Profit on disposal of interest in associates	-					1	1
Share of after tax profits of associates and joint ventures	(4)						(4)
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	2,086	(100)	(58)	(201)	(76)	50	1,701

Taxation	(504)	30	25	46	10	(24)	(417)
Tax rate %	24.2%						24.5%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	1,582	(70)	(33)	(155)	(66)	26	1,284
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	32						32

Profit attributable to shareholders	1,550	(70)	(33)	(155)	(66)	26	1,252
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	31.2p	(1.4)p	(0.7)p	(3.1)p	(1.3)p	0.5p	25.2p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,962						4,962
	------------						------------

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 06, 2013

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc